UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 26, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑              Form 40-F ☐

This Form 6-K consists of the Third Quarter 2010 Report of UBS AG, which appears immediately following this page.

Third Quarter 2010 Report

Our financial results for
the third quarter 2010.

Third Quarter 2010 Report

Dear shareholders,

For the third quarter of 2010 we report a net profit attributable to UBS shareholders of CHF 1,664 million, or diluted earnings per share of CHF 0.43. So far in 2010 we have earned profits of CHF 5,871 million, making year-to-date earnings per share of CHF 1.53. The third quarter was unusual in that there were very low levels of client activity as well as a strengthening of the Swiss franc against most major currencies. Our businesses are highly sensitive to these factors, with the result that revenues declined to CHF 6,658 million from CHF 9,185 million in the second quarter. We responded by reducing costs, which declined by CHF 731 million compared with the second quarter. Our focus on cost discipline remains a priority, with our fixed costs run-rate remaining on course to meet our 2010 target of CHF 20 billion. The net profit attributable to UBS shareholders was materially affected by a net tax credit of CHF 825 million.

Revenues in our Wealth Management business declined 7% compared with the second quarter. The revenues were affected by unusually low client activity, a decline in fee income on a lower average invested asset base and the effects of currency movements. Consequently, the gross margin on invested assets decreased 6 basis points to 89 basis points. Costs increased slightly, mainly due to higher general and administrative expenses, including a lease termination provision. The pre-tax profit declined to CHF 492 million compared with CHF 658 million in the second quarter. Net new money inflows were CHF 1.0 billion. We continued to attract net new money from our clients in the Asia Pacific region as well as globally from ultra high net worth clients.

Retail & Corporate’s revenues declined slightly due to tighter interest rate margins and lower brokerage income. Costs contin-

Third Quarter 2010 Report

ued to be tightly managed and were little changed from the prior quarter. The third quarter pre-tax profit was CHF 446 million compared with CHF 473 million in the second quarter.

In the third quarter, Wealth Management Americas’ revenues declined 10%, mainly due to currency movements as well as lower income resulting from lower managed account fees. Operating expenses decreased 11% to CHF 1,384 million. Wealth Management Americas reported a pre-tax loss of CHF 47 million compared with a pre-tax loss of CHF 67 million in the second quarter. The third quarter result included a provision of CHF 78 million due to an unexpected result in an arbitration matter. There were modest net new money inflows compared with outflows in the previous quarter.

Global Asset Management’s pre-tax profit remained stable at CHF 114 million. Revenues were CHF 473 million compared with CHF 522 million in the second quarter, as management fees declined due to lower average invested assets, as well as lower fees in global real estate. Expenses decreased 11%, partly due to the strengthening of the Swiss franc and reduced personnel expenses.

The Investment Bank recorded a pre-tax loss of CHF 406 million in the third quarter. Lower revenues, particularly in the securities businesses, reflect subdued client activity levels and low market volumes. The result also included an own credit loss on financial liabilities designated at fair value of CHF 387 million, compared with a gain of CHF 595 million in the prior quarter. Excluding the impact of own credit, revenues decreased 36%. Revenues in the fixed income, currencies and commodities business declined compared with the second quarter. The credit business delivered good results, with increased revenues reflecting a strong performance in new issues of structured products as well as increased trading volumes. This was more than offset by weaker results in our foreign exchange and rates businesses due to reduced volumes. Equities revenues decreased compared with the second quarter, reflecting subdued investor demand, most notably in cash and derivatives. Costs were down 19% from the previous quarter, mostly due to lower personnel expenses. We remain confident that we are taking the right steps to deliver on our mid-term goals.

There was a continued improvement in our BIS tier 1 capital ratio, which increased to 16.7% compared with 16.4% at the end of the second quarter, and in our core tier 1 capital ratio, which increased to 14.2% from 13.0% over the same period. Our risk-weighted assets increased marginally, with increases in market and operational risk being offset by declines in credit risk, while our balance sheet remained fairly stable at CHF 1,461 billion.

As a global leader in wealth management, we have relationships with many of the world’s wealthiest families. Their needs are often complex, requiring highly specialized ser-

vices on a global basis. In order to serve our clients better, we have established the UBS Global Family Office Group. This dedicated unit, a joint venture between Wealth Management and the Investment Bank, will provide a cross-divisional platform to allow the delivery of integrated products and services, ensuring that our clients benefit fully from all that UBS has to offer.

Over the past twelve months we have delivered on our commitment to improve our financial performance. Our clients have rewarded our success by showing greater confidence in our business, our people and the new UBS. Building on this momentum, we have launched the first global UBS brand campaign in over two years. The “We will not rest” campaign conveys our commitment and focus on our clients at every level of the organization. In addition, we have agreed to become a global partner of Formula 1, the most prestigious motor racing competition, and one of the most-watched sports, in the world. The sponsorship of Formula 1 will raise our brand awareness, particularly in emerging markets where many of our growth opportunities lie.

As part of our commitment to transparency, and in response to a recommendation by the control committees of the Swiss Federal Assembly, we have recently published our “Transparency report to the shareholders of UBS AG”. The report reviews the events connected with the losses incurred during the financial market crisis and issues related to the cross-border US wealth management business. It also summarizes the changes we have already made, including an almost entirely new management team, stronger governance structures and a revised strategy, and explains why the Board of Directors decided not to initiate legal proceedings against former management.

On 12 September 2010, the Bank for International Settlements announced higher global minimum standards designed to strengthen existing capital requirements for banks, known as Basel III. The new standards are expected to be ratified by the G20 in November. Applying the new Basel III standards, our current risk-weighted assets are estimated to be significantly higher than under the current Basel II standards. We plan to take steps to mitigate the effects of the proposed changes. In early October the Swiss Federal Council’s Commission of Experts issued a report recommending that capital requirements for the two major Swiss banks be set at a significantly higher level than those under the Basel III proposal. The Swiss regulatory authority FINMA has expressed its support for the Commission’s recommendations, and expects draft legislation to be proposed to the Swiss Parliament in early 2011. We intend to retain earnings in order to meet the expected new capital requirements well in advance of the full implementation deadline of 2018.

In light of the continuing growth of our market leading investment bank and wealth management businesses in the Asia Pacific region, we welcome the announcement that Joseph Yam, founder and former Chief Executive of the Hong Kong Mon-

etary Authority, has been nominated for election to the Board of Directors. His expected appointment, following the 2011 Annual General Meeting, should further strengthen UBS’s Board of Directors, allowing us to benefit from Mr. Yam’s considerable experience, and providing additional momentum to our continuing growth in the region.

In relation to the US cross-border matter, the US Department of Justice has moved to dismiss all of the previously filed charges that had been deferred under the Deferred Prosecution Agreement. Accordingly, and in recognition of the Swiss Government’s commitment to a fixed delivery schedule for the remaining US accounts under its agreement with the United States, the US Internal Revenue Service has confirmed that it will withdraw with prejudice the remaining portion of the John Doe summons on 15 November 2010. These are the final steps to resolve this matter completely.

Outlook – Following the unusually low client activity levels seen in the third quarter, we are optimistic that an uptick in the fourth quarter will benefit all of our business divisions. We therefore expect some improvement in transaction-based revenue in our wealth management businesses and in the flow businesses of the Investment Bank. We also expect our wealth management units’ return on invested assets to improve to some degree over the fourth quarter and expect our investment banking business to benefit from an increase in corporate transactions before year-end. We believe that we are on track to achieve our medium-term targets, and will provide an update on our progress at our Investor Day on 16 November 2010.

26 October 2010

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the	Group Chief Executive Officer
Board of Directors

Third Quarter 2010 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	30.9.10	30.9.09

Group results

Operating income	6,658	9,185	5,766	24,853	16,506

Operating expenses	5,840	6,571	6,359	18,611	19,980

Operating profit before tax (from continuing operations)	818	2,614	(593)	6,242	(3,474)

Net profit attributable to UBS shareholders	1,664	2,005	(564)	5,871	(3,941)

Diluted earnings per share (CHF)[1]	0.43	0.52	(0.15)	1.53	(1.09)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				17.6	(15.6)

Return on risk-weighted assets, gross (%)				15.9	9.3

Return on assets, gross (%)				2.3	1.4

Growth

Net profit growth (%)[3]	(17.0)	(8.9)	N/A	N/A	N/A

Net new money (CHF billion)[4]	1.2	(4.7)	(36.7)	(21.4)	(91.1)

Efficiency

Cost / income ratio (%)	88.1	71.2	106.1	75.2	109.4

	As of
CHF million, except where indicated	30.9.10	30.6.10	31.12.09

Capital strength

BIS tier 1 ratio (%)[5]	16.7	16.4	15.4

FINMA leverage ratio (%)[5]	4.40	4.12	3.93

Balance sheet and capital management

Total assets	1,460,509	1,458,223	1,340,538

Equity attributable to UBS shareholders	47,713	46,017	41,013

BIS total ratio (%)[5]	20.2	20.4	19.8

BIS risk-weighted assets[5]	208,289	204,848	206,525

BIS tier 1 capital[5]	34,817	33,685	31,798

Additional information

Invested assets (CHF billion)	2,180	2,180	2,233

Personnel (full-time equivalents)	64,583	63,876	65,233

Market capitalization[6]	63,898	55,393	57,108

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.  2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.  3 Not meaningful if either the current period or the comparison period is a loss period.  4 Excludes interest and dividend income.  5 Refer to the “Capital management” section of this report.  6 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar

Publication of fourth quarter 2010 results
Tuesday, 8 February 2011

Publication of annual report 2010
Tuesday, 15 March 2011

Publication of first quarter 2011 results
Tuesday, 26 April 2011

Annual General Meeting
Thursday, 28 April 2011

Publication of second quarter 2011 results
Tuesday, 26 July 2011

Contacts

Switchboards
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com
www.ubs.com/investors

Media Relations
Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680
6578 Fax +1-201-680 4675

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1004

© UBS 2010. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Group results

2.	UBS business divisions

14	Wealth Management & Swiss Bank
19	Wealth Management Americas
22	Global Asset Management
26	Investment Bank

3.	Risk and treasury management

30	Risk management and control
38	Balance sheet
40	Liquidity and funding
42	Capital management

4.	Financial information (unaudited)

49	Financial statements
55	Notes to the financial statements

Appendix

74	UBS registered shares
75	Information sources

Third Quarter 2010 Report

UBS and its businesses

UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to our private, corporate and institutional clients, we aim to generate sustainable earnings, create value for our shareholders and be economically profitable in every segment, market and business in which we operate. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our “Wealth Management” business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our “Retail & Corporate” business unit has a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the Wealth Management US business, the domestic Canadian business and the international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides legal fund set-up and accounting and reporting for all retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, governments, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.

UBS Group

Management report

Group results

Group results

Net profit attributable to UBS shareholders was CHF 1,664 million in the third quarter, compared with CHF 2,005 million in the second quarter. The result was influenced by an own credit loss compared with an own credit gain in the previous quarter and an increase in deferred tax assets. In addition, performance of the business divisions was affected by very low levels of client activity as well as a strengthening of the Swiss franc against most major currencies.

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Continuing operations

Interest income	4,620	4,864	5,100	(5)	(9)	14,281	18,780

Interest expense	(3,019)	(3,771)	(3,445)	(20)	(12)	(9,769)	(14,084)

Net interest income	1,601	1,093	1,654	46	(3)	4,512	4,696

Credit loss (expense) / recovery	30	(48)	(226)			98	(1,749)

Net interest income after credit loss expense	1,631	1,045	1,428	56	14	4,610	2,947

Net fee and commission income	3,978	4,366	4,530	(9)	(12)	12,716	13,274

Net trading income	868	3,450	148	(75)	486	6,687	(262)

Other income	180	324	(340)	(44)		840	547

Total operating income	6,658	9,185	5,766	(28)	15	24,853	16,506

Personnel expenses	3,977	4,645	4,678	(14)	(15)	13,143	13,220

General and administrative expenses	1,634	1,638	1,367	0	20	4,691	4,702

Depreciation of property and equipment	196	257	231	(24)	(15)	687	768

Impairment of goodwill	0	0	0			0	1,123

Amortization of intangible assets	33	31	84	6	(61)	91	168

Total operating expenses	5,840	6,571	6,359	(11)	(8)	18,611	19,980

Operating profit from continuing operations before tax	818	2,614	(593)	(69)		6,242	(3,474)

Tax expense	(825)	311	(49)			89	37

Net profit from continuing operations	1,643	2,303	(544)	(29)		6,153	(3,511)

Discontinued operations

Profit from discontinued operations before tax	0	0	0			2	17

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	0			2	17

Net profit	1,643	2,303	(544)	(29)		6,155	(3,493)

Net profit attributable to minority interests	(21)	298	21			283	448

from continuing operations	(21)	298	21			282	439

from discontinued operations	0	0	0			1	9

Net profit attributable to UBS shareholders	1,664	2,005	(564)	(17)		5,871	(3,941)

from continuing operations	1,664	2,005	(564)	(17)		5,871	(3,949)

from discontinued operations	0	0	0			1	8

Performance by business division

Wealth Management	492	658	429	(25)	15	1,846	1,607

Retail & Corporate	446	473	362	(6)	23	1,385	1,194

Wealth Management & Swiss Bank	938	1,131	792	(17)	18	3,231	2,801

Wealth Management Americas	(47)	(67)	110	30		(99)	(146)

Global Asset Management	114	117	130	(3)	(12)	368	154

Investment Bank	(406)	1,314	(1,370)		70	2,097	(6,378)

Treasury activities and other corporate items	219	119	(255)	84		644	96

Operating profit from continuing operations before tax	818	2,614	(593)	(69)		6,242	(3,474)

UBS Group

Operating income: 3Q10 vs 2Q10

Total operating income was CHF 6,658 million compared with CHF 9,185 million in the prior quarter.

Net interest and trading income is analyzed below under the relevant business activities in order to provide a better explanation of the movements.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net income from trading businesses

Net income from trading businesses was CHF 813 million, down from CHF 3,008 million in second quarter 2010.
An own credit loss on financial liabilities designated at fair value of CHF 387 million was recorded in the quarter, compared with a gain of CHF 595 million in the second quarter, primarily due to the tightening of our credit spreads.
Equities trading revenues declined, mainly reflecting changes in market valuations. The decrease in trading revenues of fixed income, currencies and commodities stemmed from lower earnings in the foreign exchange and rates businesses, due to subdued market activity and tighter spreads. Negative debit valuation adjustments on the derivatives portfolio resulted in a loss of CHF 0.1 billion in the third quarter, compared with a gain of CHF 0.3 billion in the prior quarter, as a result of the tightening of our credit default swap spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses

Net income from interest margin businesses was CHF 1,150 million compared with CHF 1,166 million in second quarter 2010. This slight decrease was mainly due to continued pressure on interest margins in our wealth management businesses.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 506 million compared with CHF 369 million.
The third quarter included a gain of CHF 293 million on the valuation of our option to acquire the SNB StabFund’s equity, compared with a gain of CHF 68 million in the previous quarter. This increase was partly offset by the impact of the strengthening of the Swiss franc on treasury positions.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expense / recovery

We experienced a net credit loss recovery of CHF 30 million in the third quarter, compared with a net credit loss expense of CHF 48 million in the second quarter.
The Investment Bank reported a net recovery in the third quarter of CHF 35 million, compared with a net credit loss expense of CHF 39 million in the second quarter. This was primarily due to recoveries following repayments of certain corporate lending positions and releases of allowances on student loan auction rate securities.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Net interest and trading income

Net interest income	1,601	1,093	1,654	46	(3)	4,512	4,696

Net trading income	868	3,450	148	(75)	486	6,687	(262)

Total net interest and trading income	2,469	4,543	1,802	(46)	37	11,198	4,434

Breakdown by businesses

Net income from trading businesses[1]	813	3,008	204	(73)	299	6,521	(643)

Net income from interest margin businesses	1,150	1,166	1,201	(1)	(4)	3,435	3,824

Net income from treasury activities and other	506	369	398	37	27	1,242	1,253

Total net interest and trading income	2,469	4,543	1,802	(46)	37	11,198	4,434

1 Includes lending activities of the Investment Bank.

Group results

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Wealth Management	3	(1)	27		(89)	3	3

Retail & Corporate	(7)	(7)	(11)	0	(36)	(12)	(126)

Wealth Management & Swiss Bank	(4)	(8)	16	(50)		(9)	(124)

Wealth Management Americas	0	(1)	0	(100)		0	2

Investment Bank	35	(39)	(243)			107	(1,628)

of which: related to reclassified securities[1]	15	(56)	(63)			(74)	(389)

of which: related to acquired auction rate securities	(2)	(12)		(83)		(14)

Total	30	(48)	(226)			98	(1,749)

1 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Wealth Management & Swiss Bank reported a net credit loss expense of CHF 4 million in the third quarter, compared with a net credit loss expense of CHF 8 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Net fee and commission income

Net fee and commission income was CHF 3,978 million, compared with CHF 4,366 million in the previous quarter.
–	Underwriting fees were nearly flat at CHF 398 million. A decrease in equity underwriting fees due to a continued slowdown in the market was mostly offset by an increase in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees increased 39% to CHF 226 million due to higher advisory activity.
–	Net brokerage fees were down 23% to CHF 833 million, mainly due to lower volumes reflecting an overall decrease in client activity.
–	Investment fund fees were CHF 917 million, down 9%, mainly due to lower levels of average invested assets.
–	Portfolio management and advisory fees decreased 8% to CHF 1,416 million, mainly due to lower levels of average invested assets.
–	Other commission expenses were reduced 14% to CHF 217 million.
è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income
Other income was CHF 180 million in the third quarter compared with CHF 324 million in the previous quarter.

The third quarter included gains of CHF 29 million on sales of loans and receivables, including sales and issuer redemptions of auction rate securities, compared with CHF 178 million in the second quarter. Net gains from the disposal of financial investments available-for-sale increased to CHF 62 million from CHF 39 million in the second quarter.
The second quarter included a demutualization gain of CHF 69 million from our stake in the Chicago Board Options Exchange.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 3Q10 vs 2Q10

Personnel expenses
Personnel expenses were CHF 3,977 million compared with CHF 4,645 million, primarily due to reduced accruals for variable compensation. The previous quarter included UK Bank Payroll Tax charges of CHF 242 million.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses
General and administrative expenses were CHF 1,634 million in the third quarter, nearly unchanged from CHF 1,638 million in the second quarter. The third quarter included increased litigation provisions, of which CHF 78 million were due to an unexpected result in an arbitration matter, whereas the second quarter included restructuring charges of CHF 90 million related to real estate.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization
Depreciation of property and equipment was CHF 196 million, down CHF 61 million from the second quarter. The third quarter included a reversal of a reinstatement provision for leasehold improvements of CHF 16 million, while the second quarter included impairments of CHF 37 million related to real estate restructuring in the US. Amortization of intangible assets was CHF 33 million compared with CHF 31 million in the previous quarter.

Tax: 3Q10 vs 2Q10

We recognized a net income tax benefit in our income statement of CHF 825 million in the third quarter. This reflects the write-up of deferred tax assets of CHF 882 million for US tax losses incurred in previous years, based on updated profit forecast assumptions over a five-year time horizon used for recognition purposes. This was partially offset by a deferred tax expense of CHF 272 million related to Swiss tax losses incurred in previous years (net of a Swiss deferred tax assets revaluation benefit). Tax benefits of CHF 246 million also arose from the agreement of prior year positions

UBS Group

with tax authorities in various locations. Tax expenses of CHF 31 million were incurred in other locations.
è	Refer to “Note 9 Income taxes” in the “Financial information” section of this report for more information

Net profit attributable to minority interests: 3Q10 vs 2Q10

Net profit attributable to minority interests was a loss of CHF 21 million in the third quarter, compared with a net profit of CHF 298 million in the previous quarter. The third quarter included a CHF 26 million reversal of accrued dividends on preferred securities called for redemption, whereas the previous quarter included the recognition of CHF 296 million of dividend obligations for preferred securities.

Invested assets development: 3Q10 vs 2Q10

Net new money

Wealth Management
Net new money inflows were CHF 1.0 billion compared with outflows of CHF 5.2 billion in the second quarter.

International wealth management net new money outflows were down to CHF 1.1 billion from CHF 3.9 billion in the previous quarter. Swiss wealth management reported inflows of CHF 2.1 billion compared with outflows of CHF 1.3 billion in the second quarter.
Retail & Corporate
Net new money was slightly negative at CHF 0.1 billion, compared with CHF 0.3 billion of outflows in the previous quarter.

Wealth Management Americas
Net new money inflows were CHF 0.3 billion, an improvement from net outflows of CHF 2.6 billion in the second quarter.

Global Asset Management
Net new money inflows were virtually zero compared with net inflows of CHF 3.4 billion in the prior quarter. Excluding money market flows, net new money inflows were CHF 3.9 billion compared with net inflows of CHF 6.2 billion in the second quarter.

è	Refer to the various discussions of net new money flows in the “UBS business divisions” section of this report for more information

Invested assets
Invested assets were CHF 2,180 billion on 30 September 2010, unchanged from 30 June 2010. Negative currency effects were offset by positive market movements and the inclusion of certain retirement plan assets custodied away from UBS in the invested assets of Wealth Management Americas.

è	Refer to the various discussions of invested assets in the “UBS business divisions” section of this report for more information

Net new money[1]
	For the quarter ended			Year-to-date
CHF billion	30.9.10	30.6.10	30.9.09	30.9.10	30.9.09

Wealth Management	1.0	(5.2)	(16.3)	(12.1)	(54.3)

Retail & Corporate	(0.1)	(0.3)	(0.5)	(0.7)	(2.4)

Wealth Management & Swiss Bank	0.9	(5.5)	(16.7)	(12.8)	(56.6)

Wealth Management Americas	0.3	(2.6)	(9.9)	(9.5)	0.4

Traditional investments	(1.5)	4.5	(8.3)	2.0	(27.3)

Alternative and quantitative investments	1.9	(1.2)	(1.7)	(1.7)	(7.6)

Global real estate	(0.3)	0.1	0.0	0.4	0.0

Infrastructure	0.0	0.0	0.0	0.1	0.1

Global Asset Management	0.0	3.4	(10.0)	0.9	(34.9)

[1] Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.10	30.6.10	30.9.09	30.6.10	30.9.09

Wealth Management	787	786	847	0	(7)

Retail & Corporate	133	131	135	2	(1)

Wealth Management & Swiss Bank	920	917	982	0	(6)

Wealth Management Americas	693	693	694	0	0

Traditional investments	492	494	506	0	(3)

Alternative and quantitative investments	36	36	38	0	(5)

Global real estate	37	38	37	(3)	0

Infrastructure	1	1	1	0	0

Global Asset Management	567	569	583	0	(3)

Total	2,180	2,180	2,258	0	(3)

Group results

Results: 9M10 vs 9M09

Net profit attributable to UBS shareholders was CHF 5,871 million compared with a net loss attributable to UBS shareholders of CHF 3,941 million. This increase was due primarily to an improvement in trading income and a net credit loss recovery, compared with a net credit loss expense. Operating expenses were lower at CHF 18,611 million compared with

CHF 19,980 million. Operating expenses in the first nine months of 2009 included goodwill impairment charges of CHF 1,123 million.

Personnel: 3Q10 vs 2Q10

UBS employed 64,583 personnel on 30 September 2010, compared with 63,876 personnel on 30 June 2010.

Personnel by region
	As of			% change from
Full-time equivalents	30.9.10	30.6.10	30.9.09	30.6.10	30.9.09

Switzerland	23,357	23,191	24,925	1	(6)

UK	6,556	6,318	6,241	4	5

Rest of Europe	4,121	4,100	4,337	1	(5)

Middle East /Africa	139	127	139	9	0

USA	22,097	22,064	23,440	0	(6)

Rest of Americas	1,141	1,132	1,130	1	1

Asia Pacific	7,172	6,944	8,811	3	(19)

Total	64,583	63,876	69,023	1	(6)

Personnel by business division
	As of			% change from
Full-time equivalents	30.9.10	30.6.10	30.9.09	30.6.10	30.9.09

Wealth Management	15,534	15,352	16,249	1	(4)

Retail & Corporate	12,079	11,989	12,452	1	(3)

Wealth Management & Swiss Bank	27,613	27,341	28,701	1	(4)

Wealth Management Americas	16,308	16,341	17,677	0	(8)

Global Asset Management	3,461	3,454	3,527	0	(2)

Investment Bank	17,006	16,552	16,130	3	5

Treasury activities and other corporate items	194	188	2,988	3	(94)

Total	64,583	63,876	69,023	1	(6)

of which: personnel managed centrally	19,583	19,461	22,270	1	(12)

UBS business
divisions

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Income	2,729	2,893	2,799	(6)	(3)	8,501	8,744

Credit loss (expense) / recovery	(4)	(8)	16	(50)		(9)	(124)

Total operating income	2,725	2,886	2,814	(6)	(3)	8,492	8,621

Personnel expenses	1,194	1,201	1,438	(1)	(17)	3,586	4,138

General and administrative expenses	528	483	499	9	6	1,482	1,507

Services (to) / from other business divisions	(12)	(12)	(25)	0	52	(48)	(80)

Depreciation of property and equipment	67	78	58	(14)	16	226	193

Amortization of intangible assets	9	5	53	80	(83)	16	62

Total operating expenses	1,787	1,754	2,023	2	(12)	5,262	5,820

Business division performance before tax	938	1,131	792	(17)	18	3,231	2,801

Key performance indicators[1]

Pre-tax profit growth (%)	(17.1)	(2.6)	(15.0)			15.4	(48.9)

Cost / income ratio (%)	65.5	60.6	72.3			61.9	66.6

Net new money (CHF billion)[2]	0.9	(5.5)	(16.7)			(12.8)	(56.6)

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0		0

Return on attributed equity (RoaE) (%)						47.9	41.5

BIS risk-weighted assets (CHF billion)	45.1	46.2		(2)

Return on risk-weighted assets, gross (%)						24.0	21.5

Goodwill and intangible assets (CHF billion)	1.5	1.6		(6)

Invested assets (CHF billion)	920	917	982	0	(6)

Client assets (CHF billion)	1,798	1,780	1,847	1	(3)

Personnel (full-time equivalents)	27,613	27,341	28,701	1	(4)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions

Wealth Management

Pre-tax profit was CHF 492 million compared with CHF 658 million in the previous quarter, due to a 7% decline in operating income and slightly higher operating expenses.

Business unit reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Recurring income	1,335	1,399	1,400	(5)	(5)	4,118	4,354

Non-recurring income	421	493	419	(15)	0	1,433	1,314

Income	1,756	1,892	1,819	(7)	(3)	5,550	5,668

Credit loss (expense) / recovery	3	(1)	27		(89)	3	3

Total operating income	1,759	1,891	1,845	(7)	(5)	5,554	5,671

Personnel expenses	793	797	943	(1)	(16)	2,371	2,714

General and administrative expenses	311	276	282	13	10	862	904

Services (to) / from other business divisions	119	113	107	5	11	338	279

Depreciation of property and equipment	36	42	30	(14)	20	120	106

Amortization of intangible assets	9	5	53	80	(83)	16	62

Total operating expenses	1,267	1,232	1,416	3	(11)	3,708	4,064

Business unit performance before tax	492	658	429	(25)	15	1,846	1,607

Key performance indicators[1]

Pre-tax profit growth (%)	(25.2)	(5.5)	(20.8)			14.9	(57.7)

Cost / income ratio (%)	72.2	65.1	77.8			66.8	71.7

Net new money (CHF billion)[2]	1.0	(5.2)	(16.3)			(12.1)	(54.3)

Gross margin on invested assets (bps)[3]	89	95	88	(6)	1	93	92

Swiss wealth management

Income	374	396	364	(6)	3	1,158	1,126

Net new money (CHF billion)[2]	2.1	(1.3)	(2.3)			(0.3)	(5.5)

Invested assets (CHF billion)	137	134	141	2	(3)

Gross margin on invested assets (bps)	110	115	105	(4)	5	112	112

International wealth management

Income	1,382	1,495	1,454	(8)	(5)	4,392	4,542

Net new money (CHF billion)[2]	(1.1)	(3.9)	(14.0)			(11.8)	(48.7)

Invested assets (CHF billion)	650	652	706	0	(8)

Gross margin on invested assets (bps)[3]	85	90	85	(6)	0	89	89

Additional information

Average attributed equity (CHF billion)[4]	4.4	4.4		0

Return on attributed equity (RoaE) (%)						55.9	48.7

BIS risk-weighted assets (CHF billion)	17.4	17.6		(1)

Return on risk-weighted assets, gross (%)						41.3	37.0

Goodwill and intangible assets (CHF billion)	1.5	1.6		(6)

Invested assets (CHF billion)	787	786	847	0	(7)

Client assets (CHF billion)	945	954	1,027	(1)	(8)

Client advisors (full-time equivalents)	4,148	4,112	4,493	1	(8)

Personnel (full-time equivalents)	15,534	15,352	16,249	1	(4)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.  2 Excludes interest and dividend income.  3 Excludes negative valuation adjustments on a property fund (3Q10: CHF 0 million, 2Q10: CHF 17 million, 3Q09: CHF 31 million).  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 3Q10 vs 2Q10

Operating income

Total operating income was CHF 1,759 million compared with CHF 1,891 million in the prior quarter.
Recurring income was down 5% to CHF 1,335 million compared with CHF 1,399 million. Asset-based fees declined as billings for a particular month are generally based on asset levels at the end of the prior month. Asset levels decreased sharply towards the end of the second quarter due to the strengthening of the Swiss franc as well as negative market performance, thereby adversely impacting revenues in the third quarter. In Wealth Management, 33% of invested assets are denominated in euros and 31% are denominated in US dollars.
Non-recurring income was CHF 421 million compared with CHF 493 million in the prior quarter, partly as a result of lower client activity during the summer holiday season, which impacted brokerage fees and commission income, as well as brokerage-related foreign exchange trading income.
A net credit loss recovery of CHF 3 million was recorded in the third quarter, compared with a net credit loss expense of CHF 1 million in the second quarter.

Operating expenses

Operating expenses increased 3% to CHF 1,267 million from CHF 1,232 million.
Personnel expenses decreased 1% to CHF 793 million, as the second quarter included a CHF 15 million charge related to the UK Bank Payroll Tax.
General and administrative expenses were CHF 311 million compared with CHF 276 million in the previous quarter. This was mainly due to a provision related to the termination of a lease agreement as well as increased costs associated with sponsoring and branding campaigns related to the global re-launch of the UBS brand.
Net charges from other businesses increased by CHF 6 million to CHF 119 million.
Depreciation decreased from CHF 42 million to CHF 36 million, and amortization of intangible assets increased from CHF 5 million to CHF 9 million.

Invested assets development: 3Q10 vs 2Q10

Net new money

Net new money inflows were CHF 1.0 billion compared with outflows of CHF 5.2 billion in the second quarter. For the third consecutive quarter, we continued to see inflows in the Asia Pacific region as well as globally from ultra high net worth clients.
International wealth management net new money outflows declined to CHF 1.1 billion from CHF 3.9 billion in the previous quarter. Swiss wealth management reported inflows of CHF 2.1 billion compared with CHF 1.3 billion of outflows in the second quarter.

Invested assets

Invested assets were CHF 787 billion on 30 September 2010, a slight increase of CHF 1 billion from 30 June 2010. During the quarter, positive market performance, a 2% increase in the euro versus the Swiss franc and net new money inflows were mostly offset by a 9% decrease in the value of the US dollar against the Swiss franc.

Gross margin on invested assets

The gross margin on invested assets for Wealth Management stood at 89 basis points in the third quarter, a decrease of 6 basis points compared with the prior quarter. This development reflects a 7% decrease in revenues, mainly due to lower client activity, and a 2% reduction in the average invested asset base. The recurring income margin decreased 1 basis point to 68 basis points. The non-recurring income margin was down 5 basis points at 21 basis points, mainly reflecting lower client activity during the summer holiday season. The second quarter gross margin computation excludes negative valuation adjustments on a property fund.

Personnel: 3Q10 vs 2Q10

Wealth Management employed 15,534 personnel on 30 September 2010 compared with 15,352 on 30 June 2010 due to selective hiring. The number of client advisors was stable at 4,148.

Results: 9M10 vs 9M09

Pre-tax profit increased 15% to CHF 1,846 million from CHF 1,607 million. This improvement was mainly due to a 9% reduction in operating expenses.

Total operating income, at CHF 5,554 million, slightly declined from CHF 5,671 million in the first nine months of 2009. This mainly reflects lower interest income, as low market interest rates continued to exert downward pressure on interest margins. This was partly offset by the allocation of 30% of treasury-related revenues to Wealth Management from Retail & Corporate from second quarter 2010 onwards.
Credit loss expenses were virtually nil in the first nine months of 2010 and 2009.
Operating expenses were reduced 9% as a result of cost-cutting measures initiated in 2009. Personnel expenses were reduced 13% to CHF 2,371 million, reflecting restructuring expenses in the first nine months of 2009, as well as a 4% reduction in personnel levels. Non-personnel expenses were down by CHF 14 million to CHF 1,337 million, reflecting lower general and administrative expenses.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Retail & Corporate

Pre-tax profit was CHF 446 million compared with CHF 473 million in the previous quarter, mainly resulting from lower interest and fee income. Operating expenses were virtually unchanged compared with the previous quarter.

Business unit reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Interest income	592	609	628	(3)	(6)	1,805	2,013

Non-interest income	381	393	352	(3)	8	1,146	1,063

Income	973	1,002	980	(3)	(1)	2,951	3,076

Credit loss (expense) / recovery	(7)	(7)	(11)	0	(36)	(12)	(126)

Total operating income	966	995	969	(3)	0	2,939	2,950

Personnel expenses	402	404	495	0	(19)	1,215	1,424

General and administrative expenses	217	207	216	5	0	619	603

Services (to) / from other business divisions	(130)	(125)	(132)	(4)	2	(385)	(359)

Depreciation of property and equipment	32	36	28	(11)	14	105	87

Total operating expenses	520	522	607	0	(14)	1,554	1,756

Business unit performance before tax	446	473	362	(6)	23	1,385	1,194

Key performance indicators[1]

Pre-tax profit growth (%)	(5.7)	1.7	(7.2)			16.0	(29.0)

Cost / income ratio (%)	53.4	52.1	61.9			52.7	57.1

Net new money (CHF billion)[2]	(0.1)	(0.3)	(0.5)			(0.7)	(2.4)

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	0.9

Additional information

Average attributed equity (CHF billion)[3]	4.6	4.6		0

Return on attributed equity (RoaE) (%)						40.1	34.6

BIS risk-weighted assets (CHF billion)	27.7	28.6		(3)

Return on risk-weighted assets, gross (%)						13.4	12.1

Goodwill and intangible assets (CHF billion)	0.0	0.0

Invested assets (CHF billion)	133	131	135	2	(1)

Client assets (CHF billion)	853	826	820	3	4

Personnel (full-time equivalents)	12,079	11,989	12,452	1	(3)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.  2 Excludes interest and dividend income. 3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 3Q10 vs 2Q10

Operating income
Total operating income was CHF 966 million compared with CHF 995 million in the prior quarter.

Interest income was CHF 592 million compared with CHF 609 million, as low market interest rates exerted downward pressure on deposit interest margins. Non-interest income was CHF 381 million, down from CHF 393 million in the prior quarter. Higher income from credit cards due to the summer holiday season was more than offset by lower brokerage income.
Credit loss expenses remained at very low levels, unchanged from the previous quarter at CHF 7 million.

Operating expense
Operating expenses decreased by CHF 2 million to CHF 520 million as personnel expenses were down CHF 2 million to CHF 402 million.

General and administrative expenses were up 5% to CHF 217 million, mainly due to increased costs associated with sponsoring and branding campaigns.
Net charges to other businesses slightly increased by CHF 5 million to CHF 130 million.

Invested assets development: 3Q10 vs 2Q10

Net new money
Net new money was slightly negative at CHF 0.1 billion, compared with outflows of CHF 0.3 billion in the previous quarter.

Invested assets
Invested assets were CHF 133 billion on 30 September 2010, up CHF 2 billion from 30 June 2010, reflecting mainly higher equity markets.

Personnel: 3Q10 vs 2Q10

Retail & Corporate employed 12,079 personnel on 30 September 2010, up 90 from 11,989 on 30 June 2010. This was mainly due to an annual intake of 113 apprentices in third quarter 2010.

Results: 9M10 vs 9M09

Pre-tax profit increased 16% to CHF 1,385 million from CHF 1,194 million.

Total operating income was stable at CHF 2,939 million compared with CHF 2,950 million. Interest income was 10% lower in comparison with the first nine months of 2009, as low market interest rates continued to exert downward pressure on deposit interest margins. Moreover, interest income fell due to the allocation of 30% of treasury-related revenues to Wealth Management from Retail & Corporate from second quarter 2010 onwards. Non-interest income increased 8%, reflecting higher fee and trading income.
Credit loss expense was CHF 12 million compared with CHF 126 million in the first nine months of 2009, as no major new credit events occurred.
Operating expenses were reduced 12% as a result of cost-cutting measures initiated in 2009. Personnel expenses decreased 15% to CHF 1,215 million, reflecting restructuring expenses in the first half of 2009, and a 3% reduction in personnel levels. Non-personnel expenses were CHF 339 million, slightly up from CHF 331 million in the first nine months of 2009, partly reflecting higher general and administrative expenses due to increased costs associated with sponsoring and branding campaigns.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Wealth Management Americas

The pre-tax result was negative CHF 47 million in third quarter 2010, compared with negative CHF 67 million in second quarter 2010. Excluding a third quarter provision of CHF 78 million due to an unexpected result in an arbitration matter and second quarter restructuring charges of CHF 146 million, the pre-tax profit decreased primarily due to lower operating income. The quarter was marked by low levels of client activity as well as a strengthening of the Swiss franc against the US dollar.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Recurring income	840	935	834	(10)	1	2,613	2,444

Non-recurring income	498	551	543	(10)	(8)	1,572	1,708

Income	1,338	1,486	1,377	(10)	(3)	4,185	4,153

Credit loss (expense) / recovery	0	(1)	0	(100)		0	2

Total operating income	1,338	1,485	1,378	(10)	(3)	4,185	4,155

Personnel expenses	1,031	1,123	1,001	(8)	3	3,223	3,286

Financial advisor compensation[1]	498	544	429	(8)	16	1,552	1,405

Amortization of financial advisor recruiting costs[2]	148	160	153	(8)	(3)	458	449

Salaries and other personnel costs	385	419	419	(8)	(8)	1,213	1,432

General and administrative expenses	303	339	208	(11)	46	863	791

Services (to) / from other business divisions	3	(5)	8		(63)	(4)	10

Depreciation of property and equipment	33	80	35	(59)	(6)	159	132

Impairment of goodwill	0	0	0			0	34

Amortization of intangible assets	13	15	16	(13)	(19)	42	48

Total operating expenses	1,384	1,552	1,268	(11)	9	4,283	4,301

Business division performance before tax	(47)	(67)	110	30		(99)	(146)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)	103.4	104.4	92.1			102.3	103.6

Net new money (CHF billion)[5]	0.3	(2.6)	(9.9)			(9.5)	0.4

Gross margin on invested assets (bps)	77	84	79	(8)	(3)	80	82

Additional information

Average attributed equity (CHF billion)[6]	8.0	8.0		0

Return on attributed equity (RoaE) (%)						(1.7)	(2.2)

BIS risk-weighted assets (CHF billion)	23.8	23.5		1

Return on risk-weighted assets, gross (%)						24.0	23.0

Goodwill and intangible assets (CHF billion)	3.9	4.3		(9)

Invested assets (CHF billion)	693	693	694	0	0

Client assets (CHF billion)	743	742	736	0	1

Personnel (full-time equivalents)	16,308	16,341	17,677	0	(8)

Financial advisors (full-time equivalents)	6,783	6,760	7,286	0	(7)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Amortization of financial advisor recruiting costs reflects compensation advances related to recruiting financial advisors.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management Americas

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Additional information (only Wealth Management US)

Net new money (CHF billion)[1]	0.0	(2.9)	(9.4)			(9.3)	1.5

Net new money including interest and dividend income (CHF billion)[2]	4.3	1.7	(4.8)			3.9	16.2

Business division reporting excluding PaineWebber acquisition costs[3]

Business division performance before tax	(20)	(36)	141	44		(14)	(52)

Cost / income ratio (%)	101.4	102.3	89.9			100.3	101.3

Average attributed equity (CHF billion)[4]	4.6	4.5		2

1 Excludes interest and dividend income.   2 For purposes of comparison with US peers.   3 Acquisition costs represent goodwill and intangible assets funding costs and intangible assets amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 3Q10 vs 2Q10

Operating income
Total operating income decreased 10%, or CHF 147 million, to CHF 1,338 million.

Recurring income decreased 10%, principally due to significant strengthening of the Swiss franc against the US dollar. Excluding currency translation impact, recurring income declined 2% driven by the lower managed account fees. Fees declined as billings are based on the previous quarter’s closing asset levels, which had fallen as a result of negative market performance at the end of the second quarter. Net interest income decreased, but was virtually flat in US dollar terms. Recurring income was 63% of total operating income, in line with the prior quarter. Non-recurring income decreased 10% due to lower transactional revenue.

Operating expenses
Total operating expenses decreased 11% to CHF 1,384 million from CHF 1,552 million. Excluding currency translation effects, operating expenses were reduced 3%. The third quarter included a provision of CHF 78 million due to an unexpected result in an arbitration matter, whereas the second quarter included restructuring charges of CHF 146 million related to real estate write-downs and personnel reductions.

Personnel expenses decreased 8% to CHF 1,031 million from CHF 1,123 million, in line with an 8% reduction in financial advisor compensation. Amortization of financial advisor recruiting costs also decreased 8%. Compensation advance balances related to recruiting financial advisors stood at CHF 3,306 million at the end of the quarter, down 8% from the second quarter. Salaries and other personnel costs decreased 8%, reflecting cost cutting initiatives that were partly offset by higher performance-related compensation. All these expense reductions were driven principally by the strengthening of the Swiss franc; in US dollar terms, these expenses were relatively in-line with the prior quarter. In addition, the second quarter included CHF 19 million in restructuring charges related to personnel reductions. Non-personnel expenses decreased 18% to CHF 353 million from CHF

429 million. The third quarter saw significantly higher litigation provisions, while the second quarter included CHF 127 million in restructuring charges related to real estate.

Invested assets development: 3Q10 vs 2Q10

Net new money
Net new money inflows were CHF 0.3 billion, an improvement from outflows of CHF 2.6 billion in the second quarter. The third quarter included CHF 0.7 billion of net new money inflows related to the inclusion of invested assets of certain retirement plan assets not custodied at UBS, as further discussed below under invested assets.

The Wealth Management US business net new money inflows were virtually zero compared with outflows of CHF 2.9 billion, due to improved flows from financial advisor recruiting and retention. Net new money inflows from financial advisors employed with UBS for more than one year declined slightly from the prior quarter, but remained positive for the third consecutive quarter.
Including interest and dividend income, the Wealth Management US business had net new money inflows of CHF 4.3 billion compared with CHF 1.7 billion in the prior quarter. Including interest and dividend income only from Wealth Management US, Wealth Management Americas had net new money inflows of CHF 4.6 billion in the third quarter compared with CHF 2.0 billion in the second quarter.

Invested assets
Invested assets were CHF 693 billion on 30 September 2010, unchanged from 30 June 2010. However, excluding currency translation impact, invested assets would have increased 10%. During the quarter, Wealth Management Americas conducted a review of its invested assets reporting, and determined that, going forward, certain retirement plan assets custodied away from UBS should be included in invested assets. As a result, at the end of third quarter 2010, invested assets increased by CHF 21 billion and net new money increased by CHF 0.7 billion. Additionally, positive market performance contributed to the increase in invested assets in US dollar terms.

UBS business divisions

Gross margin on invested assets
The gross margin on invested assets decreased 7 basis points to 77 basis points due to a 10% decline in income, while average invested assets decreased 2%. Approximately 4 basis points of the decline in gross margin are attributed to the impact of currency translation during the quarter, while the inclusion of certain retirement plan assets also lowered the gross margin by 1 basis point. The recurring income margin decreased 5 basis points to 48 basis points, corresponding to a 10% decline in recurring income, as a significant portion of recurring income is based on lower invested asset levels from the previous quarter. The non-recurring income margin decreased 2 basis points to 29 basis points due to lower transactional revenue.

Personnel: 3Q10 vs 2Q10

Wealth Management Americas employed 16,308 personnel as of 30 September 2010, down 33 from 30 June 2010. The number of financial advisors increased by 23 to 6,783 as a result of hiring of both experienced and new financial advisors, partly offset by attrition. The number of non-financial-advisor employees decreased 1% or 56 to 9,525, principally due to attrition. This was partly offset by an increase in shared services personnel, of which a portion is allocated to Wealth Management Americas.

Results: 9M10 vs 9M09

Wealth Management Americas reported a pre-tax loss of CHF 99 million compared with a pre-tax loss of CHF 146 million. The first nine months of 2010 included restructuring charges of CHF 167 million and the abovementioned provision of CHF 78 million, while the first nine months of 2009 included restructuring charges of CHF 153 million and net goodwill impairment charges of CHF 19 million related to the sale of UBS Pactual. Excluding these items, the pre-tax profit would have improved to CHF 146 million from CHF 26 million.

Operating income increased 1%, or CHF 30 million, to CHF 4,185 million, mainly due to a 7% increase in recurring income, which was mostly offset by an 8% decrease in non-recurring income. The decrease in non-recurring income was principally due to a decline in municipal trading income, partly offset by higher commission income and the demutualization gain from Wealth Management Americas’ stake in the Chicago Board Options Exchange.
Operating expenses were relatively flat at CHF 4,283 million. Personnel costs decreased 2% to CHF 3,223 million. The first nine months of 2010 included restructuring charges of CHF 40 million related to personnel reductions, compared with CHF 72 million in the first nine months of 2009. Financial advisor compensation increased 10% as a result of higher revenue production and the introduction of the GrowthPlus compensation program in first quarter 2010. Amortization of financial advisor recruiting costs increased 2%. Salaries and other personnel costs decreased 15%, resulting from restructuring initiatives implemented in 2009 and continuing through 2010, partly offset by higher performance-related compensation. Non-personnel costs increased 4% to CHF 1,060 million. The first nine months of 2010 included restructuring charges of CHF 127 million related to real estate writedowns and the abovementioned provision of CHF 78 million. The first nine months of 2009 included restructuring charges of CHF 81 million, primarily related to real estate writedowns and the abovementioned net goodwill impairment charges of CHF 19 million. Excluding these charges, non-personnel expenses would have decreased 7%, primarily due to lower general and administrative costs reflecting cost-cutting measures initiated in 2009. This was partly offset by higher litigation provisions and costs related to the shift of expenses from the Corporate Center to the business divisions.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Global Asset Management

Global Asset Management

Pre-tax profit was CHF 114 million in the third quarter compared with CHF 117 million in the second quarter. Management fees were lower as a result of the strengthening of the Swiss franc against other major currencies, which was partly offset by reduced personnel expenses.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Net management fees[1]	462	514	483	(10)	(4)	1,448	1,417

Performance fees	12	8	84	50	(86)	69	183

Total operating income	473	522	567	(9)	(17)	1,517	1,600

Personnel expenses	248	297	311	(16)	(20)	824	857

General and administrative expenses	99	99	92	0	8	291	294

Services (to) / from other business divisions	1	(4)	23		(96)	(5)	(81)

Depreciation of property and equipment	10	11	9	(9)	11	32	25

Impairment of goodwill	0	0	0			0	340

Amortization of intangible assets	2	2	2	0	0	6	11

Total operating expenses	359	405	437	(11)	(18)	1,149	1,446

Business division performance before tax	114	117	130	(3)	(12)	368	154

Key performance indicators[2]

Pre-tax profit growth (%)	(2.6)	(14.6)	58.5			139.0	(86.0)

Cost / income ratio (%)	75.9	77.6	77.1			75.7	90.4

Information by business line

Income

Traditional investments	300	331	344	(9)	(13)	956	1,000

Alternative and quantitative investments	58	64	126	(9)	(54)	214	308

Global real estate	65	70	38	(7)	71	183	125

Infrastructure	3	4	3	(25)	0	10	9

Fund services	46	54	56	(15)	(18)	153	158

Total operating income	473	522	567	(9)	(17)	1,517	1,600

Gross margin on invested assets (bps)

Traditional investments	24	26	27	(8)	(11)	25	27

Alternative and quantitative investments	64	69	129	(7)	(50)	76	103

Global real estate	69	74	40	(7)	73	64	42

Infrastructure	112	160	107	(30)	5	122	104

Total gross margin	33	36	39	(8)	(15)	35	37

Net new money (CHF billion)[3]

Traditional investments	(1.5)	4.5	(8.3)			2.0	(27.3)

Alternative and quantitative investments	1.9	(1.2)	(1.7)			(1.7)	(7.6)

Global real estate	(0.3)	0.1	0.0			0.4	0.0

Infrastructure	0.0	0.0	0.0			0.1	0.1

Total net new money	0.0	3.4	(10.0)			0.9	(34.9)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Excludes interest and dividend income.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Invested assets (CHF billion)

Traditional investments	492	494	506	0	(3)

Alternative and quantitative investments	36	36	38	0	(5)

Global real estate	37	38	37	(3)	0

Infrastructure	1	1	1	0	0

Total invested assets	567	569	583	0	(3)

Assets under administration by fund services

Assets under administration (CHF billion)[1]	380	399	412	(5)	(8)

Net new assets under administration (CHF billion)[2]	(12.7)	(4.0)	(5.4)			(17.2)	(45.7)

Gross margin on assets under administration (bps)	5	5	6	0	(17)	5	5

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.5		0

Return on attributed equity (RoaE) (%)						19.6	7.2

BIS risk-weighted assets (CHF billion)	3.7	3.3		12

Return on risk-weighted assets, gross (%)						55.7	34.7

Goodwill and intangible assets (CHF billion)	1.6	1.7		(6)

Personnel (full-time equivalents)	3,461	3,454	3,527	0	(2)

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 3Q10 vs 2Q10

Operating income
Total operating income was CHF 473 million compared with CHF 522 million, mainly due to lower management fees as a result of the strengthening of the Swiss franc against other major currencies.

Operating expenses
Total operating expenses were CHF 359 million compared with CHF 405 million, partly due to the strengthening of the Swiss franc against other major currencies. Personnel expenses were CHF 248 million compared with CHF 297 million, mostly due to higher prior-year accruals taken in the second quarter and lower accruals for performance-related compensation in the third quarter. General and administrative expenses were unchanged from the prior quarter.

Invested assets development: 3Q10 vs 2Q10

Net new money
Net new money inflows were virtually zero compared with net inflows of CHF 3.4 billion in the prior quarter. Excluding money market flows, net new money inflows were CHF 3.9 billion compared with net inflows of CHF 6.2 billion in the second quarter.

Net outflows from clients of UBS’s wealth management businesses were CHF 1.4 billion, and net inflows from third parties were CHF 1.5 billion. The third quarter net new money includes

CHF 2.5 billion resulting from a transfer of investment management responsibility for the US hedge fund of funds from Wealth Management Americas to Global Asset Management’s alternative and quantitative investments business.

Invested assets
Invested assets were CHF 567 billion on 30 September 2010, a decrease of CHF 2 billion from 30 June 2010, primarily due to negative currency effects, mostly offset by positive market movements.

Gross margin on invested assets
The total gross margin was 33 basis points compared with 36 basis points in the prior quarter.

Results by business line: 3Q10 vs 2Q10

Traditional investments
Revenues were CHF 300 million compared with CHF 331 million as a result of the strengthening of the Swiss franc against other major currencies. The gross margin was 24 basis points compared with 26 basis points in the prior quarter.

Net new money outflows were CHF 1.5 billion compared with inflows of CHF 4.5 billion in the prior quarter. Excluding money market flows, net new money inflows were CHF 2.3 billion compared with inflows of CHF 7.3 billion in the prior quarter. Equities saw inflows of CHF 1.5 billion, compared with inflows of CHF 5.0

Global Asset Management

billion, mainly into passive global equities. Fixed income saw inflows of CHF 2.3 billion compared with inflows of CHF 2.4 billion, mainly into US short duration bonds and passive global bonds. Multi-asset outflows were CHF 1.5 billion compared with nil in the prior quarter, mainly from the global convertibles strategy.

Invested assets were CHF 492 billion on 30 September 2010, compared with CHF 494 billion on 30 June 2010, due to negative currency effects and net new money outflows, partly offset by positive market movements.

Alternative and quantitative investments
Revenues were CHF 58 million compared with CHF 64 million due to lower net management fees. Performance fees were up by CHF 8 million. The gross margin was 64 basis points compared with 69 basis points.

Net new money inflows were CHF 1.9 billion compared with net outflows of CHF 1.2 billion, including CHF 2.5 billion related to the transfer of investment management responsibility for US hedge fund of funds from Wealth Management Americas to alternative and quantitative investments. Note that these are reported as invested assets in both business divisions as Wealth Management Americas continues to advise the clients of these funds.
Invested assets were CHF 36 billion on 30 September 2010, unchanged from 30 June 2010, due to net new money inflows and positive market movements, offset by negative currency effects.

Global real estate
Revenues were CHF 65 million compared with CHF 70 million, mainly due to lower transaction fees. The gross margin was 69 basis points compared with 74 basis points.

Net new money outflows were CHF 0.3 billion compared with inflows of CHF 0.1 billion, mainly from the UK.
Invested assets were CHF 37 billion, a decrease of CHF 1 billion from 30 June 2010, mainly due to negative currency effects and net new money outflows.

Infrastructure
Revenues were CHF 3 million, down by CHF 1 million from the prior quarter.

Net new money inflows were nil, in line with the prior quarter.
Invested assets were CHF 1 billion, unchanged from 30 June 2010.

Fund services
Revenues were CHF 46 million compared with CHF 54 million, mainly due to the strengthening of the Swiss franc against other major currencies. The gross margin on assets under administration was 5 basis points, in line with the prior quarter.

Net new assets under administration outflows were CHF 12.7 billion compared with outflows of CHF 4.0 billion, due to outflows of CHF 8.5 billion from third party funds and outflows of CHF 4.3 billion from UBS funds.
Total assets under administration were CHF 380 billion compared with CHF 399 billion due to negative currency effects and asset outflows, partly offset by positive market movements.

Personnel: 3Q10 vs 2Q10

The number of personnel on 30 September 2010 was 3,461 compared with 3,454 on 30 June 2010.

Results: 9M10 vs 9M09

Pre-tax profit was CHF 368 million compared with CHF 154 million, which included a net goodwill impairment charge of CHF 191 million related to the sale of UBS Pactual in 2009. Excluding this charge, the pre-tax profit for the first nine months of 2010 would have increased by CHF 23 million.

Total operating income was CHF 1,517 million compared with CHF 1,600 million. Lower performance fees and lower revenues following the sale of UBS Pactual were partly offset by lower co-investment losses and higher real estate transaction fees. Traditional investments revenues were CHF 956 million compared with CHF 1,000 million, as higher net management fees and lower operational losses were more than offset by lower revenues after the sale of UBS Pactual. Alternative and quantitative investments revenues were CHF 214 million compared with CHF 308 million, due to lower performance fees. Global real estate revenues were CHF 183 million compared with CHF 125 million, mainly due to lower co-investment losses and higher transaction fees. Infrastructure revenues were CHF 10 million compared with CHF 9 million. Fund services revenues were CHF 153 million compared with CHF 158 million.
Total operating expenses were CHF 1,149 million compared with CHF 1,446 million. Excluding the abovementioned goodwill impairment charge, operating expenses would have decreased by CHF 106 million. The benefits from cost saving initiatives and the sale of UBS Pactual were partly offset by new cost allocations from the Corporate Center.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Investment performance – key composites

The table below shows investment performance for approximately 41% of Global Asset Management’s CHF 320 billion actively-managed invested assets in traditional investments on 30 September 2010. This figure excludes CHF 99 billion in actively-managed money market funds, CHF 68 billion in passively-managed investments and CHF 80 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	–

Pan European Composite vs. MSCI Europe Free Index	–	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	–	+	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	+	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	+	–	–	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	–

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	+	+	–	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	+	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	–	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–

1 Customized benchmark
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis up to 31 December 2009.

Investment Bank

Investment Bank

The pre-tax loss was CHF 406 million in third quarter 2010 compared with a profit of CHF 1,314 million in second quarter 2010. This change was due to an own credit loss compared with a gain in the prior quarter, and lower revenues, particularly in the fixed income, currencies and commodities and equities businesses, mainly due to subdued client activity and lower volumes.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Investment banking	422	478	698	(12)	(40)	1,504	1,719

Advisory revenues	221	153	200	44	11	581	625

Capital market revenues	362	400	670	(10)	(46)	1,237	1,924

Equities	90	208	500	(57)	(82)	559	1,204

Fixed income, currencies and commodities	272	193	170	41	60	678	720

Other fee income and risk management	(161)	(75)	(171)	(115)	6	(314)	(830)

Securities	1,773	3,068	2,147	(42)	(17)	8,260	2,945

Equities	904	1,365	1,162	(34)	(22)	3,524	3,989

Fixed income, currencies and commodities	869	1,703	985	(49)	(12)	4,736	(1,043)

Total income	2,194	3,546	2,845	(38)	(23)	9,764	4,665

Credit loss (expense) / recovery[1]	35	(39)	(243)			107	(1,628)

Total operating income excluding own credit	2,229	3,506	2,603	(36)	(14)	9,872	3,037

Own credit[2]	(387)	595	(1,436)		73	(39)	(1,999)

Total operating income as reported	1,842	4,101	1,167	(55)	58	9,832	1,038

Personnel expenses	1,494	2,000	1,766	(25)	(15)	5,486	4,548

General and administrative expenses	676	691	571	(2)	18	1,967	1,974

Services (to) / from other business divisions	12	18	124	(33)	(90)	52	(162)

Depreciation of property and equipment	58	70	63	(17)	(8)	203	260

Impairment of goodwill	0	0	0			0	749

Amortization of intangible assets	8	9	13	(11)	(38)	26	46

Total operating expenses	2,248	2,788	2,537	(19)	(11)	7,735	7,416

Business division performance before tax	(406)	1,314	(1,370)		70	2,097	(6,378)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	10.4	N/A			N/A	N/A

Cost / income ratio (%)	124.4	67.3	180.1			79.5	278.2

Return on attributed equity (RoaE) (%)						11.3	(33.1)

Return on assets, gross (%)						1.2	0.3

Average VaR (1-day, 95% confidence, 5 years of historical data)	58	48	51	21	14

1 Includes credit loss (expense) / recovery on reclassified securities (3Q10: recovery of CHF 15 million; 2Q10 loss of CHF 56 million).   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 September 2010 amounts to CHF 0.8 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.

UBS business divisions

Business division reporting (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Additional information

Total assets (CHF billion)[1]	1,119.3	1,078.2		4

Average attributed equity (CHF billion)[2]	26.0	24.0		8

BIS risk-weighted assets (CHF billion)	126.2	122.9		3

Return on risk-weighted assets, gross (%)						10.5	2.1

Goodwill and intangible assets (CHF billion)	3.3	3.6		(8)

Compensation ratio (%)	82.7	48.3	125.3			56.4	170.6

Impaired lending portfolio as a % of total lending portfolio, gross	1.8	2.8

Personnel (full-time equivalents)	17,006	16,552	16,130	3	5

1 Based on third-party view, i.e. without intercompany balances.  2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 3Q10 vs 2Q10

Operating income

Total operating income was CHF 1,842 million compared with CHF 4,101 million in the previous quarter. This decrease was due to the own credit loss on financial liabilities designated at fair value and lower revenues, particularly from the fixed income, currencies and commodities (FICC) and equities businesses.

Credit loss expense / recovery

Net credit loss recovery was CHF 35 million compared with a net credit loss expense of CHF 39 million. This improvement was due primarily to recoveries following repayments of certain corporate lending positions, and releases of allowances on student loan auction rate securities.
è	Refer to the “Risk management” section of this report for more information on credit risk

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 387 million was recorded in the quarter, compared with a gain of CHF 595 million in the previous quarter. This loss was primarily due to a tightening of our credit spreads over the quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking

In the third quarter, total revenues decreased 12% to CHF 422 million from CHF 478 million in the previous quarter.
Advisory revenues increased 44% to CHF 221 million, as the level of advisory activity continued to grow.
Capital markets revenues declined to CHF 362 million. Equities capital markets revenues declined 57%, while fixed income capital markets revenues increased 41%, reflecting an improvement in market activity at the end of the quarter.
Other fee income and risk management revenues were negative CHF 161 million compared with negative CHF 75 million, the result of tightening credit spreads related to hedges on our franchise lending portfolio.

Securities

Securities revenues of CHF 1,773 million were down 42% compared with CHF 3,068 million, as a result of a slowdown in client activity and lower volumes.

Equities

Equities revenues decreased to CHF 904 million from CHF 1,365 million.
Cash revenues of CHF 369 million were down from CHF 482 million in the second quarter as a decrease of investor activity and reduced market volumes resulted in lower commission income.
Derivatives and equity-linked revenues were CHF 268 million compared with CHF 497 million. Derivatives revenues decreased across all regions due to suppressed volumes and limited client flow. Equity-linked revenues increased as a result of an upward trend in valuations as sentiment recovered during the quarter.
Within the prime services business, revenues fell to CHF 270 million from CHF 296 million, with reductions across both prime brokerage and exchange-traded derivatives. Declines in prime brokerage were due to reduced securities financing after a strong second quarter. Lower revenues in exchange-traded derivatives reflected lower commission revenues on reduced client volumes.
Other equities revenues, including proprietary trading, were negative CHF 3 million compared with positive CHF 89 million. In the previous quarter, equities revenues included a demutualization gain of CHF 61 million related to the Investment Bank’s stake in the Chicago Board Options Exchange, of which CHF 47 million was recognized in other equities revenues.

Fixed income, currencies and commodities

FICC revenues were CHF 869 million compared with CHF 1,703 million, due to negative debit valuation adjustments on the derivatives portfolio as well as a slowdown in client activity and

Investment Bank

weaker than expected market volumes and economic conditions, particularly in the US. The combined revenues from credit, macro and emerging markets were CHF 996 million compared with CHF 1,200 million.
In credit, revenues were CHF 587 million, up from CHF 464 million in the second quarter, with a strong performance in the client solutions business. Flow trading saw increased earnings, especially in Europe, due to improved client flow and wider bid offer spreads.
In macro, revenues were CHF 291 million compared with CHF 664 million. The decrease mainly stemmed from lower earnings in the foreign exchange and rates businesses, which were affected by subdued market activity and tighter spreads.
Emerging markets revenues increased to CHF 117 million from CHF 73 million. Gains were recorded across all regions, especially Europe and Asia Pacific, as a result of greater client interest, particularly in local market debt.
Other FICC revenues were negative CHF 127 million compared with positive revenues of CHF 502 million. The third quarter loss was mainly due to CHF 0.2 billion of negative debit valuation adjustments (Investment Bank total CHF 0.1 billion of negative debit valuation adjustments) on the derivatives portfolio as a result of the tightening of our credit default swap spreads. Revenues from residual risk positions generated by the tightening of monoline spreads were partially offset by losses on hedge exposures, for an overall gain of CHF 0.1 billion. The second quarter revenues included CHF 0.3 billion of positive debit valuation adjustments and positive revenues of CHF 0.2 billion in residual risk positions.

Operating expenses

Total operating expenses were CHF 2,248 million compared with CHF 2,788 million in the prior quarter.
Personnel expenses were CHF 1,494 million compared with CHF 2,000 million. Third quarter 2010 included a reduction of variable compensation accruals, following lower business performance. Second quarter 2010 included a CHF 228 million charge for the UK Bank Payroll Tax (BPT) and a CHF 25 million release of restructuring provisions.
General and administrative expenses decreased to CHF 676 million from CHF 691 million, due to a reduction across most cost categories partially offset by an increase in legal provisions.

Personnel: 3Q10 vs 2Q10

The Investment Bank employed 17,006 personnel on 30 September 2010, a 3% increase from 16,552 on 30 June 2010, mainly due to the hiring of new graduates.

Results: 9M10 vs 9M09

The pre-tax profit was positive CHF 2,097 million compared with negative CHF 6,378 million, largely as a result of positive revenues in the FICC business. Total operating income was CHF 9,832 million compared with CHF 1,038 million. This was due to increased revenues in the FICC business, a significant reduction in the losses on own credit on financial liabilities designated at fair value in the first nine months of 2010, and a net credit loss recovery compared with significant credit loss expenses. Total operating expenses increased 4% to CHF 7,735 million from CHF 7,416 million, mainly due to increased variable compensation accruals in line with performance, additional cost allocations from the Corporate Center and CHF 228 million for the UK BPT. The first nine months of 2009 also included a net goodwill impairment charge of CHF 421 million related to the sale of UBS Pactual.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Risk and treasury
management

Management report

Risk management and control

Risk management and control

Our trading risk in the Investment Bank increased moderately to more normalized levels during the third quarter, and we continued to achieve further reductions in our residual risk positions. The credit quality of our Swiss lending business was materially unchanged. Wealth Management & Swiss Bank reported a net credit loss of CHF 4 million in the quarter, while the Investment Bank reported a net recovery of CHF 35 million.

The reductions in our residual risk positions included the following:
–	Our gross impaired lending portfolio decreased by CHF 1.3 billion, primarily due to the sale of a legacy restructured leveraged finance position by the Investment Bank, without incurring incremental costs.

–	Our remaining commitment to purchase student loan auction rate securities (ARS) decreased to USD 0.1 billion from USD 3.2 billion, while repurchases increased our inventory of student loan ARS to USD 10.8 billion from USD 8.1 billion after factoring in sales and redemptions by issuers.

Allowances and provisions for credit losses
CHF million	Wealth Management & Swiss Bank
	Wealth Management		Retail & Corporate		Total
As of	30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10

Due from banks	490	497	2,846	2,585	3,336	3,082

Loans	66,757	66,126	135,128	135,471	201,885	201,597

of which: related to reclassified securities[2]

of which: related to acquired auction rate securities

Total lending portfolio, gross[3]	67,247	66,623	137,974	138,056	205,221	204,679

Allowances for credit losses	(148)	(161)	(717)	(775)	(866)	(936)

of which: related to reclassified securities

of which: related to acquired auction rate securities

Total lending portfolio, net[4]	67,099	66,462	137,257	137,281	204,356	203,743

Impaired lending portfolio, gross[5]	234	257	1,255	1,309	1,489	1,566

of which: related to reclassified securities

of which: related to acquired auction rate securities

Estimated liquidation proceeds of collateral for impaired loans	(106)	(116)	(341)	(382)	(447)	(498)

of which: related to reclassified securities

of which: related to acquired auction rate securities

Impaired lending portfolio, net of collateral	128	141	914	927	1,042	1,068

Allocated allowances for impaired lending portfolio	145	158	674	731	818	888

Other allowances and provisions	3	3	44	44	47	47

Total allowances and provisions for credit losses in lending portfolio	148	161	717	775	866	936

Allowances and provisions for credit losses outside of lending portfolio	2	2	15	14	17	16

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.2	0.2	0.5	0.6	0.4	0.5

Impaired lending portfolio as a % of total lending portfolio, gross	0.3	0.4	0.9	0.9	0.7	0.8

Impaired lending portfolio excluding securities as a % of total lending portfolio, gross excluding securities

Allocated allowances as a % of impaired lending portfolio, gross	62.0	61.5	53.7	55.8	54.9	56.7

Allocated allowances as a % of impaired lending portfolio, net of collateral	113.3	112.1	73.7	78.9	78.5	83.1

1 Includes Global Asset Management, Treasury activities and other corporate items.   2 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.   3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 59,937 million (of which due from banks: CHF 23,958 million, of which loans: CHF 35,979 million) (30.6.10: CHF 64,586 million, of which due from banks: CHF 32,338 million, of which loans: CHF 32,247 million).   4 Reconciles to the balance sheet carrying values of Due from banks and Loans, which are reported net of allowances for credit losses.   5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk and treasury management

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2009, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 30 September 2010, including details of our allowances and provisions for credit losses and the composition and credit quality of our key lending portfolios in the Wealth Management & Swiss Bank and Investment Bank business divisions.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in third quarter 2010

Gross lending portfolio and impairments
The credit risk exposures reported in the table below represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross lending portfolio. This comprises the balance sheet line items Due from banks and Loans. The table also shows the IFRS reported allowances for credit losses and impairments and the impaired lending portfolio. Our gross lending portfolio was CHF 344 billion on 30 September 2010, down slightly from CHF 348 billion on 30 June 2010.

Our gross impaired lending portfolio was CHF 3,612 million at the end of third quarter 2010, compared with CHF 4,901 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio improved to 1.0% on 30 September 2010 from 1.4% on 30 June 2010. Excluding securities (comprising reclassified securities and acquired ARS), the ratio im-

Wealth Management Americas		Investment Bank		Others[1]		UBS

30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10

1,148	1,386	36,278	43,084	348	300	41,111	47,851

22,480	23,914	78,568	74,577	230	190	303,164	300,279

		13,081	14,882			13,081	14,882

		10,862	8,668			10,862	8,668

23,629	25,300	114,846	117,661	579	490	344,275	348,130

(4)	(4)	(349)	(400)	0	0	(1,219)	(1,340)

		(180)	(211)			(180)	(211)

		(29)	(32)			(29)	(32)

23,625	25,295	114,497	117,261	579	490	343,056	346,790

1	1	2,122	3,334	0	0	3,612	4,901

		855	1,293			855	1,293

		221	192			221	192

0	0	(1,041)	(1,381)	0	0	(1,488)	(1,879)

		(706)	(1,121)			(706)	(1,121)

		(199)	(163)			(199)	(163)

1	1	1,081	1,953	0	0	2,124	3,022

4	4	349	400	0	0	1,172	1,293

0	0	0	0	0	0	47	47

4	4	349	400	0	0	1,219	1,340

0	0	88	118	4	5	109	138

0.0	0.0	0.3	0.3	0.0	0.0	0.4	0.4

0.0	0.0	1.8	2.8	0.0	0.0	1.0	1.4

		1.2	2.0			0.8	1.1

400.0	400.0	16.4	12.0	0.0	0.0	32.4	26.4

400.0	400.0	32.3	20.5	0.0	0.0	55.2	42.8

Risk management and control

proved to 0.8% at the end of third quarter 2010, from 1.1% at the end of second quarter 2010.

The total gross lending portfolio in the Investment Bank was CHF 115 billion on 30 September 2010, down from CHF 118 billion on 30 June 2010. The Investment Bank held in its lending portfolio CHF 5.6 billion at carrying value of assets on which protection was purchased from monoline insurers (CHF 6.0 billion at 30 June 2010) and CHF 0.8 billion at carrying value of US commercial real estate positions (CHF 1.3 billion at 30 June 2010). These assets were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. The reduction in our exposures to these assets in third quarter 2010 resulted from a combination of sales and foreign exchange movements in the period.
è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

è	Refer to the “Risk concentration” section of this report for more information on our exposures to monoline insurers

The Investment Bank’s gross impaired lending portfolio decreased 36% to CHF 2,122 million on 30 September 2010 compared with CHF 3,334 million on 30 June 2010, primarily due to the sale of a legacy restructured leveraged finance position.

In Wealth Management & Swiss Bank, the gross lending portfolio was stable at CHF 205 billion on 30 September 2010. The gross impaired lending portfolio decreased to CHF 1,489 million on 30 September 2010 compared with CHF 1,566 million on 30 June 2010.

Wealth Management & Swiss Bank – lending portfolio
The table on the next page shows the composition of the lending portfolio for Wealth Management & Swiss Bank as shown in the “Allowances and provisions for credit losses” table, comprised of Due from banks and Loans.

Overall, the composition of Wealth Management & Swiss Bank’s lending portfolio remained stable over the quarter. On 30 September 2010, over 90% of the portfolio was secured by collateral. Approximately 48% of the unsecured loan portfolio was rated investment grade, and approximately 60% of the unsecured portfolio related to cash flow-based lending to corporate counterparties. In addition, 20% of our unsecured loans related to lending to central or local governments.

Investment Bank – banking products
The tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on the internal management view of credit risk.

The first table provides a bridge from the total banking products portfolio (loans, contingent claims and undrawn irrevocable credit facilities) according to IFRS to the internal management view of banking products exposure to corporates and other non-banks, gross and net of credit hedges. The second table provides a breakdown of the rating and loss given default profile of this portfolio, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges was stable at CHF 43 billion at the end of third quarter 2010. Approximately 64% of our net banking products exposures after the application of credit hedges are classified as investment grade. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the characteristics of the counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. As of 30 September 2010, the loan had an outstanding balance of USD 6.0 billion (compared with USD 6.3 billion on 30 June 2010) taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 30 September 2010 was USD 13.9 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (33%) credit grades. In terms of priority, the portfolio was dominated by senior positions (94%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards and also to assess whether the loan to the RMBS fund has been impaired. Developments through third quarter 2010 have not altered our conclusion that the loan is not impaired and that consolidation is not required.
è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our loan to the RMBS Opportunities Master Fund, LP

Risk and treasury management

Wealth Management & Swiss Bank: composition of lending portfolio, gross
CHF million	30.9.10		30.6.10
Secured by residential property	123,168	60.0%	122,735	60.0%

Secured by commercial / industrial property	20,810	10.1%	20,899	10.2%

Secured by securities	42,984	20.9%	42,744	20.9%

Lending to banks	3,336	1.6%	3,082	1.5%

Unsecured loans	14,924	7.3%	15,218	7.4%

Total lending portfolio, gross	205,221	100.0%	204,679	100.0%

Total lending portfolio, net of allowances and credit hedges	204,171		203,561

Investment Bank: net banking products exposure to corporates and other non-banks
CHF million	30.9.10	30.6.10

Loans	78,568	74,577

Contingent claims and undrawn irrevocable credit facilities	62,054	59,612

Total (IFRS view)	140,622	134,189

less: internal risk adjustments margin accounts, cash collateral posted, other[1]	(38,036)	(30,710)

less: internal risk adjustments reclassified securities[2]	(13,081)	(14,882)

less: internal risk adjustments acquired auction rate securities	(10,862)	(8,668)

less: internal risk adjustments traded loan commitments and funded risk participations	(1,307)	(952)

Gross banking products exposure	77,336	78,978

less: specific allowances for credit losses and loan loss provisions[3]	(168)	(211)

Net banking products exposure	77,168	78,767

less: credit protection bought (credit default swaps)	(33,745)	(35,653)

Net banking products exposure to corporates and other non-banks, after application of credit hedges	43,423	43,114

1 Includes margin accounts for exchange-traded derivatives transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash accounts from prime brokerage (cash legs) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.   2 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.   3 Does not include allowances for securities, and includes provisions for contingent claims and undrawn irrevocable credit facilities.

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS internal rating and loss given default buckets
CHF million			30.9.10						30.6.10
	Moody’s			Loss given default (LGD) buckets
	Investors	Standard &						Weighted		Weighted
	Services	Poor’s						average		average
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa–Baa3	AAA–BBB–	27,588	7,969	12,878	2,904	3,837	44	28,185	40

Sub-investment grade			15,835	7,029	6,521	1,714	571	32	14,929	33

of which: 6	Ba1	BB+	1,296	35	895	263	103	50	1,534	50

of which: 7	Ba2	BB	2,116	1,202	493	333	88	31	2,238	34

of which: 8	Ba2	BB	1,164	427	536	183	18	38	1,161	40

of which: 9	Ba3	BB–	1,951	1,033	740	105	73	31	2,272	35

of which: 10	B1	B+	3,398	1,140	2,050	56	152	34	1,901	25

of which: 11	B2	B	3,342	1,399	1,371	565	7	31	2,856	26

of which: 12	B3	B–	1,547	1,209	221	70	48	18	2,030	26

of which: 13	Caa to C	CCC to C	381	232	72	55	22	29	336	29

of which: defaulted		D	639	353	143	83	60	37	601	40

Net banking products exposure to corporates and other non-banks, after application of credit hedges			43,423	14,998	19,399	4,618	4,408	40	43,114	38

Risk management and control

Market risk

Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Value at Risk
Value at Risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level; and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and mar-

ket moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

The tables on the next page show our 1-day 95% management VaR for the Group and the Investment Bank. The Investment Bank’s average management VaR in third quarter 2010 increased to CHF 58 million compared with CHF 48 million in second quarter 2010, due primarily to an increase in credit spread and interest rate risk. Period-end VaR was higher at CHF 61 million on 30 September 2010 compared with CHF 46 million on 30 June 2010. Credit spread risk continued to be the dominant component of our VaR.
VaR for the Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day, with the revenues arising on those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We did not have any backtesting exceptions in third quarter 2010, compared with one backtesting exception experienced in second quarter 2010.

Risk and treasury management

UBS: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 30.9.10				For the quarter ended 30.6.10
CHF million	Min.	Max.	Average	30.9.10	Min.	Max.	Average	30.6.10

Business divisions

Investment Bank	44	71	58	61	43	54	48	46

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	2	2	2	2	2	3	2	2

Global Asset Management	0	0	0	0	0	0	0	0

Treasury activities and other corporate items	8	13	10	11	4	20	7	8

Diversification effect	[1]	[1]	(12)	(13)	[1]	[1]	(9)	(10)

Total management VaR[2,3]	44	72	59	61	43	54	48	46

Diversification effect (%)			(17)	(17)			(16)	(17)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from management VaR is disclosed in “Note 11b Fair value of financial instruments” in the “Financial information” section of this report.

Investment Bank: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 30.9.10				For the quarter ended 30.6.10
CHF million	Min.	Max.	Average	30.9.10	Min.	Max.	Average	30.6.10

Risk type

Equities	17	37	20	21	13	29	20	19

Interest rates	22	39	26	23	16	27	20	25

Credit spreads	44	64	57	60	42	57	49	46

Foreign exchange	3	12	7	8	4	14	7	6

Energy, metals & commodities	2	5	3	3	2	3	2	2

Diversification effect	[1]	[1]	(54)	(54)	[1]	[1]	(50)	(52)

Total management VaR[2,3]	44	71	58	61	43	54	48	46

Diversification effect (%)			(48)	(47)			(51)	(53)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from management VaR is disclosed in “Note 11b Fair value of financial instruments” in the “Financial information” section of this report.

Risk management and control

Risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario that we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan ARS as shown below can be considered as risk concentrations.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We also have price risk on our option to acquire the SNB StabFund’s equity.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information

In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.

è	Refer to the discussion of market risk and credit risk above and the “Risk and treasury management” section of our Annual Report 2009 for more information on the risks to which we are exposed

Exposure to monoline insurers
The vast majority of our direct exposures to monoline insurers arise from over-the-counter derivative contracts, mainly credit default swaps (CDS) purchased to hedge specific positions. The table on the next page shows the CDS protection bought from monoline insurers to hedge specific positions.

Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments (CVA). Changes in CVA are due to changes in CDS fair value (which is in turn due to changes in the fair value of the instruments against which protection has been bought) and also by movements in monoline credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on CVA valuation and sensitivities

On 30 September 2010, based on fair values, approximately 74% of the remaining assets included in the table on the next page were collateralized loan obligations (CLO), 24% were collateralized mortgage-backed securities and other asset backed security collateralized debt obligations (CDO), and only 2% related to US RMBS CDOs. The vast majority of the CLO positions were rated AA and above.

On 30 September 2010, the total fair value of CDS protection purchased from monoline insurers was USD 1.8 billion after cumulative CVAs of USD 1.3 billion. The change in the CVA reported in the table on the next page does not equal the profit or loss associated with this portfolio in third quarter 2010 because a significant portion of the underlying assets are classified as loans and receivables for accounting purposes.
In addition to credit protection bought on the positions detailed in the table on the next page, UBS held direct derivative exposure to monoline insurers of USD 243 million after CVAs of USD 167 million on 30 September 2010.

Exposure to student loan auction rate securities
Based on par values, our commitment to repurchase student loan ARS decreased to USD 103 million on 30 September 2010 from USD 3,239 million at the end of the prior quarter. As reported in our second quarter 2010 report, the vast majority of client holdings were sold back to us early in the third quarter after the buyback window for institutional clients opened on 30 June 2010. As a result, our inventory of student loan ARS increased to USD 10.8 billion on 30 September 2010 from USD 8.1 billion on 30 June 2010 after factoring in sales and redemptions by issuers in the third quarter.

The majority (approximately 80%) of the collateral underlying UBS’s inventory of student loan ARS was backed by Federal Family Education Loan Program (FFELP) guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Overall we reported a net credit recovery in third quarter 2010 on our inventory of student loan ARS.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in third quarter 2010

Risk and treasury management

Exposure to monoline insurers, by rating1

	30.9.10
				Fair value of CDSs		Fair value of CDSs
				prior to credit		after credit
	Notional	Fair value of		valuation	Credit valuation	valuation
	amount[3]	underlying assets		adjustment[4]	adjustment	adjustment
USD million	Column 1	Column 2		Column 3 (= 1–2)	Column 4	Column 5 (= 3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade, from monolines rated sub-investment grade (BB and below)[2]	762	191		571	403	168

Credit protection on other assets[2]	11,314	8,789	[5]	2,526	902	1,624

of which: from monolines rated investment grade (BBB and above)	2,322	1,939		384	79	305

of which: from monolines rated sub-investment grade (BB and below)	8,992	6,850		2,142	823	1,319

Total 30.9.10	12,076	8,980		3,097	1,305	1,792

Total 30.6.10	11,966	8,688		3,277	1,583	1,693

1 Excludes the benefit of credit protection purchased from unrelated third parties. 2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies. 3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection. 4 CDSs: credit default swaps. 5 Includes USD 5.7 billion (CHF 5.6 billion) at fair value / USD 5.7 billion (CHF 5.6 billion) at carrying value of assets that were reclassified to loans and receivables from held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Client holdings: student loan auction rate securities

	Par value of maximum required	Par value of maximum required
USD million	purchase as of 30.9.10	purchase as of 30.6.10
US student loan auction rate securities	103	3,239

Student loan auction rate securities inventory

USD million	Carrying value as of 30.9.10		Carrying value as of 30.6.10
US student loan auction rate securities	10,769	[1]	8,117

1 Includes USD 4.7 billion (CHF 4.6 billion) at carrying value of student loan auction rate securities that were reclassified to loans and receivables from held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Balance sheet

Balance sheet

As of third quarter-end, our balance sheet stood at CHF 1,461 billion, marginally up by CHF 2 billion from second quarter 2010. Our funded assets, which exclude positive replacement values, decreased by CHF 11 billion, largely due to currency movements which deflated our funded assets by approximately CHF 41 billion.

Assets

Product category view

The decline of lending assets by CHF 47 billion resulted mainly from a CHF 42 billion decrease in liquid assets held as cash and balances with central banks. This cash was partly re-invested in trading portfolio and collateral trading assets and partly applied to the redemption of unsecured borrowings. Trading assets grew by CHF 22 billion to CHF 246 billion, mainly in liquid government and central bank paper and equity instruments, which increased mainly due to higher market valuation of equity instruments held for equity-linked notes issued. Collateral trading assets rose by CHF 13 billion to CHF 211 billion, partly due to an increase in our repo matched book and partly to cover increased trading liability positions. Replacement values (RVs) increased on both sides of the balance sheet as market movements drove up positive replacement values 3%, or CHF 13 billion.
Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.
è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Divisional view

Much of our total assets growth originated in the Investment Bank as the abovementioned change in trading inventory, collateral trading and positive replacement values contributed significantly to the business division’s CHF 41 billion balance sheet increase (to CHF 1,119 billion). Retail & Corporate’s balance sheet decreased by CHF 36 billion to CHF 152 billion, predominantly due to the decline in liquid assets held as cash and deposits placed with central banks. The balance sheet assets of Wealth Management (CHF 97 billion), Wealth Management Americas (CHF 51 billion), Treasury activities and other corporate items (CHF 25 billion) and Global Asset Management (CHF 17 billion) all remained relatively stable.

Third quarter 2010 asset development

Balance sheet development – assets

Risk and treasury management

Liabilities

The decrease in funded assets allowed us to reduce our unsecured funding by CHF 14 billion. In unsecured borrowing, our customer deposits dropped by CHF 22 billion, of which CHF 15 billion was currency driven and the remainder was related to our prime brokerage business and wholesale deposits. Our wealth management businesses increased their deposits on a currency-adjusted basis by CHF 5 billion. The balance of debt issued remained stable at CHF 137 billion, with a CHF 4 billion shift from shorter-term money market paper issuances into long-term debt issued. This shift includes the reclassification of an early call option exercise on preferred securities from minority interests to debt issued of USD 1.5 billion with a repayment date on 1 October 2010. The increase in our financial liabilities designated at fair value was mainly due to higher market valuations of equity-linked notes. Our trading liability positions increased by CHF 2 billion, contributing to the growth of the collateral trading book as higher coverings were required. Finally, our secured funding rose by CHF 13 billion to CHF 89 billion, due to an increase in assets that are readily accepted as collateral in the repo market and the matched book.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 1.7 billion due to the quarterly profit.

è	Refer to the “Statement of changes in equity” table in the “Financial information” section of this report for more information

Third quarter 2010 liability and equity development

Balance sheet development – liabilities and equity

Liquidity and funding

Liquidity and funding

We have continued to maintain a sound liquidity position and a diversified portfolio of funding sources. In third quarter 2010, we issued a total of approximately CHF 8 billion in benchmark bonds (in EUR, USD and AUD) and we increased our wealth management client deposits by CHF 5 billion on a currency-adjusted basis.

Market liquidity overview: third quarter 2010

Market liquidity and funding conditions for banks generally improved in third quarter 2010. Based on the positive sentiment, senior bond and credit default swap spreads of UBS and most other financial institutions narrowed during third quarter 2010. Financial debt issuers have also been increasingly diversifying their funding sources by accessing debt capital markets in the Asia Pacific region (notably in Japan and Australia). Nonetheless, market liquidity remains susceptible to sudden changes in sentiment given developments in macro-economic indicators and certain sovereign credit concerns, which have caused major central banks to continue, or even increase, their financial stimulus and quantitative easing efforts.

Liquidity

We continuously track our liquidity position and asset / liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the characteristics of the recent market crisis, including strong investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a select few asset classes. The severity of the assumptions underlying our current stress scenario analysis reflects our experience during the recent financial crisis.

We seek to preserve at all times a prudent liquidity and funding profile, a balanced asset / liability profile and robust contingency planning processes. We continue to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets.
è	Refer to the discussion of “Regulatory developments” in the “Capital management” section of this report for more information

Funding

Our portfolio of liabilities is broadly diversified by market, product and currency. The diversification of our portfolio remained relatively stable during the quarter (refer to the “UBS: funding by product and currency” table). We raise funds via numerous short-, medium- and long-term funding programs, which allow institutional and private clients in Europe, the US and Asia to customize their invest-

ments in UBS. These broad product offerings, and the global scope of our business activities, are the primary reasons for our funding stability to date. Our wealth management businesses continue to represent a significant, cost-efficient and reliable source of funding. These businesses contributed CHF 312 billion, or 79% of the CHF 392 billion total customer deposits shown in the “UBS asset funding” graph. Customer cash deposits from the wealth management businesses increased on a currency-adjusted basis by CHF 5 billion.
Given the generally positive response to UBS’s second quarter results, we have seen an overall improvement in investors’ and creditors’ perception of UBS’s creditworthiness. This has also been reflected by stronger investor demand for our recent bond issuances, expansion of credit availability and a general improvement in tenor of credit.
As of 30 September 2010, our coverage ratio of customer deposits to our outstanding loan balance decreased to 130% compared with 138% on 30 June 2010. In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received) at the close of third quarter 2010, we borrowed CHF 122 billion less cash on a collateralized basis than we lent. In third quarter 2010, we sold CHF 8.2 billion equivalent of senior unsecured public notes with an average maturity of 5.7 years, while senior unsecured public bonds totaling CHF 3.8 billion equivalent matured during the quarter. Including these transactions, we have raised a total of approximately CHF 11.9 billion year-to-date through public bond issuances, and we also continued to raise funds through medium-term note issuances and private placements. On 1 October 2010, we redeemed USD 1.5 billion of trust preferred securities and on 18 October 2010, we called a floating rate subordinated bond with EUR 1.2 billion outstanding nominal, which will be redeemed on 17 November 2010.
The decline in funded assets reduced our need for unsecured borrowings (mainly customer deposits). Our customer deposits declined by CHF 22 billion, mainly in wholesale deposits. At the same time our interbank deposits increased CHF 6 billion due to cash collateral for derivatives and we strengthened our term funding profile by issuing long-term debt and reducing short-term money market paper issuances. At the end of the third quarter, the total amount of our outstanding long-term debt, including financial liabilities at fair value, stood at the equivalent of CHF 190 billion compared with CHF 184 billion at the prior quarter-end, while our outstanding money market paper issuance was CHF 54 billion at the end of the third quarter compared with CHF 59 billion at the prior quarter-end.

Risk and treasury management

UBS asset funding

1 Including compound debt instruments – OTC.

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10	30.9.10	30.6.10

Securities lending	1.1	1.3	0.0	0.0	0.2	0.2	0.6	0.9	0.3	0.3

Repurchase agreements	9.8	8.1	0.9	0.9	1.0	1.1	7.0	4.9	0.9	1.2

Interbank	10.8	10.1	1.0	1.3	4.2	3.5	3.1	2.9	2.5	2.4

Money market paper	6.7	7.2	0.2	0.2	0.6	0.6	5.3	5.8	0.6	0.6

Retail savings / deposits	12.7	12.8	8.6	8.5	0.8	0.8	3.2	3.5	0.0	0.0

Demand deposits	23.0	23.6	5.6	5.2	4.3	4.4	10.1	10.7	3.1	3.3

Fiduciary	4.1	4.4	0.2	0.2	1.1	1.2	2.3	2.4	0.5	0.6

Time deposits	8.4	9.9	0.4	0.5	1.2	1.5	4.1	5.0	2.7	3.0

Long-term debt[2]	23.3	22.6	3.2	3.0	8.9	8.6	8.0	7.6	3.2	3.3

Total	100.0	100.0	20.1	19.9	22.4	21.8	43.7	43.7	13.8	14.6

1 As a percentage of total funding sources defined as the CHF 814 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value).  2 Including financial liabilities designated at fair value.

Capital management

Capital management

The increase in our regulatory capital base, mainly due to our quarterly profit, led to an improvement of our BIS tier 1 capital ratio to 16.7% on 30 September 2010 from 16.4% on 30 June 2010, despite a rise in risk-weighted assets. Regulatory proposals from the Basel Committee on Banking Supervision and the Commission of Experts appointed by the Swiss Federal Council were published.

Regulatory developments

Bank stress testing
On 23 July 2010, the Committee for European Banking Supervisors (CEBS) released its summary report on the results of the European Union-wide stress test exercise in order to assess the resilience of the European Union’s banking sector. The Swiss Financial Market Supervisory Authority (FINMA) began conducting stress tests in 2008 on its two largest banks, and although FINMA’s approach is similar to the CEBS approach in its design, the stress test results differ due to particularly severe scenarios FINMA applies to the Swiss banks because of their systemic importance to Switzerland. FINMA’s conclusion is that, should such a stress event arise, UBS would still have a solid capital base with a BIS tier 1 capital ratio of at least 8%.

Basel Committee on Banking Supervision (Basel III)
On 26 July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, met and reached a broad agreement on the overall design of the capital and liquidity reform package proposed by the Basel Committee. On 12 September 2010, the proposed strengthened capital requirements and introduction of a global liquidity standard were announced. The new proposed rules seek to improve the banking sector’s resilience under financial and economic stress, strengthen risk management and governance and improve transparency.

In terms of capital, the Basel Committee’s recommendations include a definition of capital which ensures loss absorbency on a going concern basis. For example, current hybrid tier 1 capital would not meet the future tier 1 capital definition. Also, new prudential filters are introduced, notably a deduction of deferred tax assets recognized for tax-loss carry-forwards and prepaid pension costs from capital. Further, a more conservative calculation of risk-weighted assets was introduced, and based on a 30 June 2010 estimate, our risk-weighted assets (RWA) would increase to approximately CHF 400 billion. We plan to take mitigating steps to reduce our RWA closer to CHF 300 billion, subject to market and business developments. The minimum common equity requirement will increase from 2% to 4.5%. In addition, banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. The minimum total capital requirement amounts to 8% (10.5% including the buffer). The risk-based capital requirements are supplemented by a leverage ratio: the Governors and Heads of Supervision agreed to require a minimum tier 1 leverage ratio of 3%, with a view to migrating to a Pillar 1 treatment on 1 January 2018, based on appropriate review and calibration. As the new standards will be implemented in a phased approach, the requirements will only fully apply as of the end of 2018.

Regarding liquidity, the Committee proposes two metrics: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). On 19 October 2010, the Committee agreed on key details of the LCR. It confirmed that both the LCR and the NSFR will be subject to an observation period and will include a review clause to address any unintended consequences. Observation periods for the LCR and NSFR will start in 2011 and 2012, and minimum standards will be introduced in 2015 and 2018, respectively. The two ratios are conceptually in line with UBS internal frameworks. The LCR is broadly consistent with the metric in the liquidity regime as introduced by FINMA and the Swiss National Bank (SNB) earlier this year.

Commission of Experts
On 4 October 2010, the Commission of Experts appointed by the Swiss Federal Council published recommended measures for limiting the macro-economic risks posed by systemically important large companies. Specific measures in the areas of capital, liquidity, risk diversification and organization were proposed. The Swiss Federal Council will study the recommendations of the Commission and decide on the further steps to be taken. After a consultation process and a message from the Federal Council, the proposals should be submitted to the Swiss Parliament for consideration. The FINMA and SNB, both represented in the Commission, support the measures proposed and have stated that they regard it as essential that the proposals are implemented in their entirety. The proposals include:
1.	Capital: The measures proposed by the Commission would require Swiss financial institutions to maintain during normal times common equity of at least 10% of RWA. UBS would also be required to maintain additional capital equivalent to 9% of RWA, of which part may be in the form of contingent convertible bonds (CoCos), which automatically convert into common equity in the event that the capital ratios of the issuing bank fall below certain predefined thresholds (“trigger” levels). Of the 9% proposed additional capital, the Commission recommended that 3% consist of CoCos with a trigger at a 7% com-

Risk and treasury management

mon equity capital ratio. Alternatively, it may also be held in the form of additional common equity. The remaining 6% (the so-called “progressive component”) would be issued as CoCos with a lower trigger, set at a 5% common equity capital ratio. The progressive component would be variable, based on the bank’s degree of systemic importance, and depend on market share and balance sheet size of the bank. These proposed capital requirements are much higher than the proposed Basel III minimum standards (as indicated in the graph below). An active market for CoCos does not currently exist, so a new market would need to be established in order to issue such instruments in the expected volumes. The calibration of the three components was based on the assumption that RWA would increase to approximately CHF 400 billion under Basel III. The 6% progressive component, calibrated per end of 2009, is an average value that would apply for the current status of the large Swiss banks (balance sheet of around CHF 1,500 billion and a market share of around 20%). Furthermore, the Commission recommended that a minimum capital level as a proportion of the balance sheet or alternative exposure measure be defined by the regulators.

For the implementation of the Swiss requirements, the Commission recommended that the same timeframe apply as in the case of Basel III, namely a staggered introduction starting in 2013 with full implementation at the end of 2018.
We are confident that we can meet the Commission’s recommended capital requirements within the implementation timeframe. We do not intend to raise common equity to meet the new capital requirement, and we also do not expect to pay dividends for some time to come.
2.	Liquidity: Proposals concerning liquidity requirements largely correspond to the FINMA principles that were effective as of
30 June 2010. It is proposed that the FINMA principles agreed should be given legal form. The FINMA liquidity regulations require the banks to hold a balance of highly liquid assets sufficient to offset the projected outflows under the stress scenario for a period of 30 days. Similar to the FINMA liquidity regime, our established internal liquidity stress tests consider a severe stress scenario. We believe that our internal model enables us to sustain our business in stress conditions for a period substantially beyond the minimum regulatory horizon.
3.	Risk diversification: The measures presented by the Commission to improve the diversification of risks are similar to the adjustments that have also been envisaged in other jurisdictions, notably the European Union. One objective of these measures is to reduce the degree of interconnectedness within the banking sector, and thus to limit the dependence of other banks on systemically important banks.
4.	Organization: The Commission stressed that it is the responsibility of a systemically important bank to organize itself in such a way that maintenance of systemically important functions would be guaranteed in the event of a crisis. No specific structural measures were recommended by the Commission for systemically important banks.

Capital ratios

On 30 September 2010, our BIS tier 1 capital ratio stood at 16.7% (up from 16.4% on 30 June 2010), and our BIS core tier 1 capital ratio stood at 14.2% (up from 13.0% on 30 June 2010), while our BIS total capital ratio was 20.2% (down from 20.4% on 30 June 2010). Our BIS tier 1 capital increased by CHF 1.1 billion to CHF 34.8 billion, while RWA increased by CHF 3.5 billion to CHF 208.3 billion.

Basel III and Commission of Experts proposed capital models

Common phase-in period starting in 2013, with full implementation at the end of 2018.

Capital ratios and RWA

Capital management

Risk-weighted assets

To facilitate comparability, we publish RWA according to the Basel II Capital Framework (BIS guidelines). However, our RWA for supervisory purposes are based on regulations of the Swiss Financial Market Supervisory Authority (FINMA), and are higher than under the BIS guidelines.

The BIS RWA increase of CHF 3.5 billion in the third quarter was primarily related to a rise in market risk RWA of CHF 9.8 billion, due to an increase in regulatory VaR mainly due to increased credit spread risk, and an increase in operational risk RWA of CHF 2.9 billion. This increase was partially offset by a RWA decrease of CHF 9.0 billion relating to credit risk exposures in the derivative and lending businesses. Non-counterparty related RWA decreased by CHF 0.3 billion.

Eligible capital

Eligible BIS tier 1 capital is determined by making specific adjustments to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and disclosed on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

As part of the effort to further improve the quality of our capital base, UBS recently called two capital instruments. After having received regulatory approval, an 8.622% USD 1.5 billion hybrid tier 1 instrument with perpetual maturity was called on 17 August 2010 and redeemed on 1 October 2010. The instrument was part of eligible tier 1 capital, and in view of the upcoming call, a capital reserve of CHF 1.0 billion had been already set aside in second quarter 2010. Additionally, a floating rate subordinated bond with EUR 1.2 billion outstanding nominal has been called on 18 October 2010 and will be redeemed on 17 November 2010, which will affect our BIS tier 2 capital in fourth quarter 2010.

BIS tier 1 capital
Of the CHF 1.1 billion increase in BIS tier 1 capital, CHF 1.7 billion is attributable to third quarter 2010 net profit recognized under IFRS and CHF 0.4 billion related to own credit losses which are reversed for capital purposes, as well as a tax credit of CHF 0.4 billion recorded in equity. These items were offset by CHF 0.2 billion in negative foreign currency effects, CHF 0.2 billion higher tier 1 deductions, CHF 0.5 billion higher own share related deductions and the CHF 0.5 billion residual impact of having called the abovementioned USD 1.5 billion hybrid tier 1 instrument.

BIS tier 2 capital
Our BIS tier 2 capital declined by CHF 0.9 billion to CHF 7.3 billion. This quarter, a reduction in general provisions resulted in a decrease of upper tier 2 capital of CHF 0.3 billion. Further, lower tier 2 capital decreased by CHF 0.4 billion due to lower eligibility of subordinated bonds and currency movements. Finally, tier 2 deductions increased by CHF 0.2 billion.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. The FINMA leverage ratio is being progressively implemented until it is fully applicable on 1 January 2013. Our ratio for the third quarter improved to 4.40%, due to a 3% increase of BIS tier 1 capital and a 3% decrease of total adjusted assets. The table on the next page shows the calculation of our Group FINMA leverage ratio.

Risk and treasury management

Capital adequacy
CHF million, except where indicated	30.9.10	30.6.10	31.12.09

BIS tier 1 capital	34,817	33,685	31,798

of which: hybrid tier 1 capital	5,238	6,964	7,224

BIS total capital	42,130	41,867	40,941

BIS tier 1 capital ratio (%)	16.7	16.4	15.4

BIS total capital ratio (%)	20.2	20.4	19.8

BIS risk-weighted assets	208,289	204,848	206,525

of which: credit risk[1]	128,763	137,729	140,494

of which: non-counterparty related risk	6,443	6,706	7,026

of which: market risk	21,136	11,367	12,861

of which: operational risk	51,948	49,046	46,144

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital components
CHF million	30.9.10	30.6.10	31.12.09

BIS tier 1 capital prior to deductions	50,551	50,374	47,367

of which: paid-in share capital	383	383	356

of which: share premium, retained earnings, currency translation differences and other elements	44,931	43,026	39,788

of which: non-innovative capital instruments	1,628	1,635	1,785

of which: innovative capital instruments	3,610	5,329	5,438

Less: treasury shares / deduction for own shares[1]	(2,295)	(2,519)	(2,424)

Less: goodwill & intangible assets	(10,321)	(11,202)	(11,008)

Less: securitization exposures[2]	(2,384)	(2,282)	(1,506)

Less: other deduction items[3]	(735)	(685)	(632)

BIS tier 1 capital	34,817	33,685	31,798

Upper tier 2 capital	168	461	50

Lower tier 2 capital	10,265	10,688	11,231

Less: securitization exposures[2]	(2,384)	(2,282)	(1,506)

Less: other deduction items[3]	(735)	(685)	(632)

BIS total capital	42,130	41,867	40,941

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; iii) accruals built for upcoming share awards; and iv) 30 June 2010 includes an accrual for the hybrid tier 1 instruments redeemed on 1 October 2010.   2 Includes a 50% deduction of the fair value of UBS’s option to acquire the SNB StabFund’s equity (CHF 1,719 million on 30 September 2010 and CHF 1,573 million on 30 June 2010).   3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on Advanced internal ratings-based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk-weight method).

FINMA leverage ratio
CHF billion, except where indicated	Average 3Q10	Average 2Q10	Average 4Q09

Total assets (IFRS) prior to deductions[1]	1,459.1	1,486.2	1,426.2

Less: netting of replacement values[2]	(467.7)	(448.9)	(420.9)

Less: loans to Swiss clients (excluding banks)[3]	(161.6)	(161.9)	(161.4)

Less: cash and balances with central banks	(25.4)	(44.1)	(22.1)

Less: other[4]	(12.7)	(13.6)	(12.4)

Total adjusted assets	791.7	817.7	809.4

BIS tier 1 capital (at quarter end)	34.8	33.7	31.8

FINMA leverage ratio (%)	4.40	4.12	3.93

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Capital management

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at a business division level.

è	Refer to the “Capital management” section of our Annual Report 2009 for further information

The amount of equity attributed to the Investment Bank and to Treasury activities and other corporate items increased by CHF 2 billion and CHF 1 billion respectively, compared with the second quarter. The Investment Bank increase was influenced by increases in risk-weighted assets and assets usage. The increases in both the Investment Bank and in Treasury activities and other corporate items were also driven by a methodology refinement, in which we now consider the impact of tier 1 deductions more comprehensively. The “Average attributed equity” table below indicates that a total of CHF 48.5 billion of average equity was attributed to UBS’s business divisions as well as Treasury activities and other corporate items in third quarter 2010. Equity attributable to UBS shareholders averaged CHF 46.9 billion during this period, which resulted in a deficit of CHF 1.6 billion.

UBS shares

Total UBS shares issued increased by 4,169 shares in third quarter 2010 due to exercises of employee options. UBS holds its own shares primarily to hedge employee share and option participation plans. A smaller number is held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Treasury shares decreased by 3,712,507 shares in third quarter 2010, mainly due to a lower position held by the Investment Bank.

Average attributed equity
CHF billion	3Q10	2Q10	4Q09

Wealth Management	4.4	4.4	4.4

Retail & Corporate	4.6	4.6	4.6

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	26.0	24.0	24.0

Treasury activities and other corporate items	3.0	2.0	1.0

Average equity attributed to the business divisions	48.5	45.5	44.5

Surplus / (deficit)	(1.6)	(1.1)	(4.2)

Average equity attributable to UBS shareholders	46.9	44.4	40.3

UBS shares
	30.9.10	30.6.10	change from 30.6.10

Ordinary shares issued	3,830,809,437	3,830,805,268	4,169

Issue of shares for employee options			4,169

Treasury shares	34,659,968	38,372,475	(3,712,507)

Shares outstanding	3,796,149,469	3,792,432,793	3,716,676

Financial
information

Unaudited

	Financial statements (unaudited)

49	Income statement
50	Statement of comprehensive income
51	Balance sheet
52	Statement of changes in equity
54	Statement of cash flows

	Notes to the financial statements

55	1	Basis of accounting
56	2	Segment reporting
58	3	Net interest and trading income
60	4	Net fee and commission income
60	5	Other income
61	6	Personnel expenses
61	7	General and administrative expenses
62	8	Earnings per share (EPS) and shares outstanding
63	9	Income taxes
63	10	Trading portfolio
64	11	Fair value of financial instruments
68	12	Reclassification of financial assets
69	13	Derivative instruments
70	14	Provisions
70	15	Litigation and regulatory matters
73	16	Commitments
73	17	Events after the reporting period
73	18	Currency translation rates

Financial information

Financial statements

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Continuing operations

Interest income	3	4,620	4,864	5,100	(5)	(9)	14,281	18,780

Interest expense	3	(3,019)	(3,771)	(3,445)	(20)	(12)	(9,769)	(14,084)

Net interest income	3	1,601	1,093	1,654	46	(3)	4,512	4,696

Credit loss (expense) / recovery		30	(48)	(226)			98	(1,749)

Net interest income after credit loss expense		1,631	1,045	1,428	56	14	4,610	2,947

Net fee and commission income	4	3,978	4,366	4,530	(9)	(12)	12,716	13,274

Net trading income	3	868	3,450	148	(75)	486	6,687	(262)

Other income	5	180	324	(340)	(44)		840	547

Total operating income		6,658	9,185	5,766	(28)	15	24,853	16,506

Personnel expenses	6	3,977	4,645	4,678	(14)	(15)	13,143	13,220

General and administrative expenses	7	1,634	1,638	1,367	0	20	4,691	4,702

Depreciation of property and equipment		196	257	231	(24)	(15)	687	768

Impairment of goodwill		0	0	0			0	1,123

Amortization of intangible assets		33	31	84	6	(61)	91	168

Total operating expenses		5,840	6,571	6,359	(11)	(8)	18,611	19,980

Operating profit from continuing operations before tax		818	2,614	(593)	(69)		6,242	(3,474)

Tax expense	9	(825)	311	(49)			89	37

Net profit from continuing operations		1,643	2,303	(544)	(29)		6,153	(3,511)

Discontinued operations

Profit from discontinued operations before tax		0	0	0			2	17

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	0	0			2	17

Net profit		1,643	2,303	(544)	(29)		6,155	(3,493)

Net profit attributable to minority interests		(21)	298	21			283	448

from continuing operations		(21)	298	21			282	439

from discontinued operations		0	0	0			1	9

Net profit attributable to UBS shareholders		1,664	2,005	(564)	(17)		5,871	(3,941)

from continuing operations		1,664	2,005	(564)	(17)		5,871	(3,949)

from discontinued operations		0	0	0			1	8

Earnings per share (CHF)

Basic earnings per share	8	0.44	0.53	(0.15)	(17)		1.55	(1.09)

from continuing operations		0.44	0.53	(0.15)	(17)		1.55	(1.09)

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Diluted earnings per share	8	0.43	0.52	(0.15)	(17)		1.53	(1.09)

from continuing operations		0.43	0.52	(0.15)	(17)		1.53	(1.09)

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Financial statements

Statement of comprehensive income

	Quarter ended			Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	30.9.10	30.9.09

Net profit	1,643	2,303	(544)	6,155	(3,493)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(1,120)	(33)	(771)	(1,112)	63

Foreign exchange amounts reclassified to the income statement from equity	(8)	(13)	90	12	(242)

Income tax relating to foreign currency translation movements	3	(6)		(5)	13

Subtotal foreign currency translation movements, net of tax	(1,125)	(52)	(681)	(1,105)	(166)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	33	72	(50)	94	122

Impairment charges reclassified to the income statement from equity	15	24	9	64	68

Realized gains reclassified to the income statement from equity	(112)	(108)	(5)	(274)	(143)

Realized losses reclassified to the income statement from equity	50	70	0	126	0

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(2)	(8)	(12)	(23)	(38)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax	(16)	50	(58)	(13)	9

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	441	948	409	2,148	346

Net unrealized (gains) / losses reclassified to the income statement from equity	(192)	(321)	(354)	(849)	(562)

Income tax effects relating to cash flow hedges	(53)	(126)	(10)	(267)	156

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	196	501	45	1,032	(60)

Total other comprehensive income	(945)	499	(694)	(86)	(217)

Total comprehensive income	698	2,802	(1,238)	6,069	(3,710)

Total comprehensive income attributable to minority interests	(254)	101	(270)	(233)	419

Total comprehensive income attributable to UBS shareholders	952	2,701	(968)	6,302	(4,129)

Financial information

Balance sheet

				% change from
CHF million	30.9.10	30.6.10	31.12.09	31.12.09

Assets

Cash and balances with central banks	20,288	62,624	20,899	(3)

Due from banks	41,084	47,822	46,574	(12)

Cash collateral on securities borrowed	70,699	71,371	63,507	11

Reverse repurchase agreements	140,731	127,331	116,689	21

Trading portfolio assets	186,050	171,495	188,037	(1)

Trading portfolio assets pledged as collateral	60,262	52,647	44,221	36

Positive replacement values	517,438	504,210	421,694	23

Financial assets designated at fair value	8,863	10,047	10,223	(13)

Loans	301,972	298,968	306,828	(2)

Financial investments available-for-sale	74,797	71,718	81,757	(9)

Accrued income and prepaid expenses	5,643	5,999	5,816	(3)

Investments in associates	871	898	870	0

Property and equipment	5,664	5,899	6,212	(9)

Goodwill and intangible assets	10,321	11,202	11,008	(6)

Deferred tax assets	8,852	8,103	8,868	0

Other assets	6,973	7,890	7,336	(5)

Total assets	1,460,509	1,458,223	1,340,538	9

Liabilities

Due to banks	88,188	82,262	65,166	35

Cash collateral on securities lent	9,265	10,759	7,995	16

Repurchase agreements	79,822	65,727	64,175	24

Trading portfolio liabilities	58,013	56,269	47,469	22

Negative replacement values	499,635	497,069	409,943	22

Financial liabilities designated at fair value	106,857	104,679	112,653	(5)

Due to customers	392,251	413,859	410,475	(4)

Accrued expenses and deferred income	7,437	7,082	8,689	(14)

Debt issued	137,152	138,041	131,352	4

Other liabilities	28,597	29,132	33,986	(16)

Total liabilities	1,407,218	1,404,879	1,291,905	9

Equity

Share capital	383	383	356	8

Share premium	34,761	34,067	34,786	0

Cumulative net income recognized directly in equity, net of tax	(4,444)	(3,731)	(4,875)	9

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	17,623	15,959	11,751	50

Equity classified as obligation to purchase own shares	(48)	(53)	(2)

Treasury shares	(599)	(646)	(1,040)	42

Equity attributable to UBS shareholders	47,713	46,017	41,013	16

Equity attributable to minority interests	5,578	7,327	7,620	(27)

Total equity	53,291	53,344	48,633	10

Total liabilities and equity	1,460,509	1,458,223	1,340,538	9

Financial statements

Statement of changes in equity

				Equity classified as
				obligation to
CHF million	Share capital	Share premium	Treasury shares	purchase own shares

Balance at 31 December 2008	293	25,250	(3,156)	(46)

Issuance of share capital	63

Acquisition of treasury shares			(433)

Disposition of treasury shares			2,530

Net premium / (discount) on treasury share and own equity derivative activity		(1,284)

Premium on shares issued and warrants exercised		10,460

Employee share and share option plans		(118)

Tax benefits from deferred compensation awards		6

Transaction costs related to share issuance, net of tax		(86)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(4)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 September 2009	356	34,228	(1,059)	(50)

Balance at 31 December 2009	356	34,786	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,418)

Disposition of treasury shares			1,859

Net premium / (discount) on treasury share and own equity derivative activity		319

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(197)

Tax benefits from deferred compensation awards		(7)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(46)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 September 2010	383	34,761	(599)	(48)

[1] Includes dividend payment obligations for preferred securities.

Preferred securities[1]

			For the nine-month period ended

CHF million			30.9.10	30.9.09

Balance at the beginning of the period			7,254	7,381

Redemptions[2]			(1,529)	(7)

Foreign currency translation			(496)	(26)

Balance at the end of the period			5,229	7,348

1 Represents equity attributable to minority interests. Increases and offsetting decreases of equity attributable to minority interests due to dividends are excluded from this table.   2 Third quarter 2010 includes the exercise of an early call option on preferred securities of USD 1.5 billion with a repayment date on 1 October 2010.

Financial information

		Financial		Revaluation reserve	Total equity
	Foreign currency	investments		from step	attributable to UBS
Retained earnings	translation	available-for-sale	Cash flow hedges	acquisitions	shareholders	Minority interests	Total equity

14,487	(6,309)	347	1,627	38	32,531	8,002	40,533

					63		63

					(433)		(433)

					2,530		2,530

					(1,284)		(1,284)

					10,460		10,460

					(118)		(118)

					6		6

					(86)		(86)

					0	(686)	(686)

					(4)		(4)

					0	(7)	(7)

					0	1	1

					0	(9)	(9)

(3,941)	(127)	(1)	(60)		(4,129)	419	(3,710)

10,546	(6,436)	346	1,567	38	39,536	7,720	47,256

11,751	(6,445)	364	1,206	38	41,013	7,620	48,633

					27		27

					(1,418)		(1,418)

					1,859		1,859

					319		319

					(27)		(27)

					(197)		(197)

					(7)		(7)

					(113)		(113)

					0	(281)	(281)

					(46)		(46)

					0	(1,529)	(1,529)

					0	6	6

					0	(5)	(5)

5,871	(598)	(4)	1,032		6,302	(233)	6,069

17,623	(7,043)	360	2,238	38	47,713	5,578	53,291

Financial statements

Statement of cash flows

	For the nine-month period ended
CHF million	30.9.10	30.9.09

Cash flow from / (used in) operating activities

Net profit	6,155	(3,493)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	687	768

Impairment of goodwill / amortization of intangible assets	91	1,291

Credit loss expense / (recovery)	(98)	1,749

Share of net profits of associates	(69)	(31)

Deferred tax expense / (benefit)	126	(447)

Net loss / (gain) from investing activities	(237)	417

Net loss / (gain) from financing activities	(1,300)	7,585

Net (increase) / decrease in operating assets:

Net due from / to banks	22,601	(39,145)

Reverse repurchase agreements and cash collateral on securities borrowed	(31,234)	126,800

Trading portfolio, net replacement values and financial assets designated at fair value	4,992	14,204

Loans / due to customers	(13,270)	(26,968)

Accrued income, prepaid expenses and other assets	385	1,668

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	16,917	(27,545)

Accrued expenses, deferred income and other liabilities	(5,130)	(6,543)

Income taxes paid, net of refunds	(432)	(460)

Net cash flow from / (used in) operating activities	182	49,851

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(8)	(29)

Disposal of subsidiaries and associates	222	225

Purchase of property and equipment	(351)	(526)

Disposal of property and equipment	50	95

Net (investment in) / divestment of financial investments available-for-sale	(8,680)	(5,019)

Net cash flow from / (used in) investing activities	(8,766)	(5,253)

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	2,802	(45,019)

Net movements in treasury shares and own equity derivative activity	(756)	334

Capital issuance	(113)	3,726

Issuance of long-term debt, including financial liabilities designated at fair value	64,730	61,568

Repayment of long-term debt, including financial liabilities designated at fair value	(57,604)	(59,165)

Increase in minority interests	6	2

Dividends paid to / decrease in minority interests	(403)	(21)

Net cash flow from / (used in) financing activities	8,664	(38,574)

Effects of exchange rate differences	(6,646)	3,837

Net increase / (decrease) in cash and cash equivalents	(6,567)	9,860

Cash and cash equivalents at the beginning of the period	164,973	179,693

Cash and cash equivalents at the end of the period	158,406	189,554

Cash and cash equivalents comprise:

Cash and balances with central banks	20,288	27,040

Money market papers[1]	98,388	117,983

Due from banks with original maturity of less than three months	39,730	44,531

Total	158,406	189,554

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale.

Cash paid as interest was CHF 9,892 million and CHF 16,684 million during the first nine months of 2010 and 2009, respectively.

Financial information

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2009 and for the year then ended, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first quarter and second quarter 2010 report. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of its quarterly reports.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2009.

Wealth Management & Swiss Bank reorganization

Commencing first quarter 2010, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, encompassing all wealth management business conducted out of Switzerland and in our Asian and European booking centers;
–	“Retail & Corporate”, including services provided to Swiss retail private clients, small and medium enterprises and corporate and institutional clients.
In line with this revised internal reporting structure and IFRS 8 Operating segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as sepa-

rate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Allocation of additional Corporate Center costs to business divisions

From first quarter 2010 onwards, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business units (reportable segments), which directly and indirectly receive the value of the services. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2 Segment reporting” in the “Financial information” section of this report and in the management report sections of UBS’s quarterly and annual reports.
Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. This change in allocation policy has been applied prospectively, and numbers presented for 2009 periods in this report have not been restated. Refer to “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first quarter 2010 report for an indication of the average estimated impact on quarterly 2009 figures, had the new allocation methodology been applied to 2009.
The incremental charges to the business divisions made from first quarter 2010 onwards mainly relate to control functions.
The “Corporate Center” column of the table in “Note 2 Segment reporting” in the “Financial information” section of this report has been renamed “Treasury activities and other corporate items”. It mainly includes the results of treasury activities, for example from the management of foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to the management of our organization as well as a limited number of specifically defined items. These items currently include the valuation of UBS’s option to acquire the SNB StabFund’s equity, certain expenses such as capital taxes and certain non-banking activities.

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment, and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the nine months ended 30 September 2010

Net interest income	1,288	1,805	517	(10)	1,659	(747)	4,512

Non-interest income	4,262	1,146	3,668	1,527	8,066	1,574	20,243

Income[2]	5,550	2,951	4,185	1,517	9,725	827	24,754

Credit loss (expense) / recovery	3	(12)	0	0	107	0	98

Total operating income	5,554	2,939	4,185	1,517	9,832	827	24,853

Personnel expenses	2,371	1,215	3,223	824	5,486	24	13,143

General and administrative expenses	862	619	863	291	1,967	87	4,691

Services (to) / from other business divisions	338	(385)	(4)	(5)	52	4	0

Depreciation of property and equipment	120	105	159	32	203	67	687

Impairment of goodwill	0	0	0	0	0	0	0

Amortization of intangible assets	16	0	42	6	26	0	91

Total operating expenses[3]	3,708	1,554	4,283	1,149	7,735	183	18,611

Performance from continuing operations before tax	1,846	1,385	(99)	368	2,097	644	6,242

Performance from discontinued operations before tax						2	2

Performance before tax	1,846	1,385	(99)	368	2,097	646	6,243

Tax expense on continuing operations							89

Tax expense on discontinued operations							0

Net profit							6,155

As of 30 September 2010

Total assets[4]	96,973	152,040	50,624	16,670	1,119,252	24,949	1,460,509

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees, which are charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions, the result of which is shown in the column Treasury activities and other corporate items.   2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards.   4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment, and cost-allocation agreements are used to allocate shared costs between the segments.

						Treasury
			Wealth			activities and
	Wealth Management &		Management	Global Asset	Investment	other corporate
	Swiss Bank		Americas	Management	Bank	items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the nine months ended 30 September 2009

Net interest income	1,436	2,013	576	2	1,461	(792)	4,696

Non-interest income	4,233	1,063	3,576	1,597	1,205	1,885	13,559

Income[1]	5,668	3,076	4,153	1,600	2,666	1,093	18,255

Credit loss (expense) / recovery	3	(126)	2	0	(1,628)	0	(1,749)

Total operating income	5,671	2,950	4,155	1,600	1,038	1,093	16,506

Personnel expenses	2,714	1,424	3,286	857	4,548	391	13,220

General and administrative expenses	904	603	791	294	1,974	136	4,702

Services (to) / from other business units	279	(359)	10	(81)	(162)	312	0

Depreciation of property and equipment	106	87	132	25	260	158	768

Impairment of goodwill	0	0	34	340	749	0	1,123

Amortization of intangible assets	62	0	48	11	46	0	168

Total operating expenses[2]	4,064	1,756	4,301	1,446	7,416	997	19,980

Performance from continuing operations before tax	1,607	1,194	(146)	154	(6,378)	96	(3,474)

Performance from discontinued operations before tax						17	17

Performance before tax	1,607	1,194	(146)	154	(6,378)	113	(3,456)

Tax expense on continuing operations							37

Tax expense on discontinued operations							0

Net profit							(3,493)

As of 31 December 2009

Total assets[3]	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   2 Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (Breakdown by businesses)

provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Net interest and trading income

Net interest income	1,601	1,093	1,654	46	(3)	4,512	4,696

Net trading income	868	3,450	148	(75)	486	6,687	(262)

Total net interest and trading income	2,469	4,543	1,802	(46)	37	11,198	4,434

Breakdown by businesses

Net income from trading businesses[1]	813	3,008	204	(73)	299	6,521	(643)

Net income from interest margin businesses	1,150	1,166	1,201	(1)	(4)	3,435	3,824

Net income from treasury activities and other	506	369	398	37	27	1,242	1,253

Total net interest and trading income	2,469	4,543	1,802	(46)	37	11,198	4,434

[1] Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	2,657	2,607	3,103	2	(14)	8,111	10,310

Interest earned on securities borrowed and reverse repurchase agreements	373	373	466	0	(20)	1,043	2,312

Interest and dividend income from trading portfolio	1,410	1,658	1,393	(15)	1	4,563	5,815

Interest income on financial assets designated at fair value	60	65	79	(8)	(24)	190	248

Interest and dividend income from financial investments available-for-sale	120	161	58	(25)	107	375	94

Total	4,620	4,864	5,100	(5)	(9)	14,281	18,780

Interest expense

Interest on amounts due to banks and customers	504	520	781	(3)	(35)	1,515	3,356

Interest on securities lent and repurchase agreements	297	397	384	(25)	(23)	959	1,915

Interest and dividend expense from trading portfolio	786	1,476	669	(47)	17	3,096	3,135

Interest on financial liabilities designated at fair value	630	580	694	9	(9)	1,798	2,270

Interest on debt issued	802	799	916	0	(12)	2,401	3,408

Total	3,019	3,771	3,445	(20)	(12)	9,769	14,084

Net interest income	1,601	1,093	1,654	46	(3)	4,512	4,696

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Net trading income[1]

Investment Bank equities	186	1,251	(7)	(85)		2,021	2,206

Investment Bank fixed income, currencies and commodities	(206)	1,401	(685)		70	2,143	(5,145)

Other business divisions	889	799	841	11	6	2,522	2,677

Net trading income	868	3,450	148	(75)	486	6,687	(262)

of which: net gains / (losses) from financial
liabilities designated at fair value[2]	(4,665)	4,535	(4,988)		6	669	(5,362)

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).   2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”.

Net trading income in third quarter 2010 included a gain of CHF 0.3 billion from credit valuation adjustments for monoline credit protection (CHF 0.1 billion loss in second quarter 2010 and CHF 0.5 billion gain in third quarter 2009).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Third quarter 2010 net trading income also included a gain of CHF 0.3 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.1 billion gain in second quarter 2010 and CHF 0.2 billion gain in third quarter 2009).

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Equity underwriting fees	171	236	503	(28)	(66)	680	1,153

Debt underwriting fees	227	165	163	38	39	591	634

Total underwriting fees	398	402	666	(1)	(40)	1,271	1,787

M&A and corporate finance fees	226	163	203	39	11	592	641

Brokerage fees	1,078	1,384	1,381	(22)	(22)	3,742	4,221

Investment fund fees	917	1,012	979	(9)	(6)	2,941	2,987

Portfolio management and advisory fees	1,416	1,538	1,513	(8)	(6)	4,473	4,404

Insurance-related and other fees	89	92	81	(3)	10	273	191

Total securities trading and investment activity fees	4,124	4,590	4,824	(10)	(15)	13,292	14,230

Credit-related fees and commissions	107	116	74	(8)	45	333	237

Commission income from other services	209	219	233	(5)	(10)	637	650

Total fee and commission income	4,440	4,925	5,131	(10)	(13)	14,263	15,117

Brokerage fees paid	245	309	333	(21)	(26)	826	1,038

Other	217	251	268	(14)	(19)	721	805

Total fee and commission expense	462	559	601	(17)	(23)	1,547	1,843

Net fee and commission income	3,978	4,366	4,530	(9)	(12)	12,716	13,274

of which: net brokerage fees	833	1,075	1,048	(23)	(21)	2,916	3,183

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	14	16	(416)	(13)		(4)	36

Net gains from disposals of investments in associates	0	(2)	0	100		179	(1)

Share of net profits of associates	19	16	19	19	0	69	31

Total	33	31	(397)	6		244	66

Financial investments available-for-sale

Net gains from disposals	62	39	17	59	265	148	62

Impairment charges	(15)	(24)	(77)	38	81	(64)	(220)

Total	47	15	(60)	213		84	(158)

Net income from investments in property[2]	13	15	18	(13)	(28)	41	57

Net gains from investment properties[3]	9	6	1	50	800	5	(32)

Other[4]	79	258	99	(69)	(20)	467	614

Total other income	180	324	(340)	(44)		840	547

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.   2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.   4 Includes net gains from disposals of loans and receivables.

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Salaries and variable compensation	3,312	3,727	3,851	(11)	(14)	10,820	10,172

Contractors	59	52	59	13	0	164	220

Insurance and social security contributions	204	209	274	(2)	(26)	667	694

Contributions to retirement plans	156	164	228	(5)	(32)	496	704

Other personnel expenses	245	493	266	(50)	(8)	996	1,430

Total personnel expenses	3,977	4,645	4,678	(14)	(15)	13,143	13,220

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Occupancy	306	322	353	(5)	(13)	962	1,092

Rent and maintenance of IT and other equipment	142	135	155	5	(8)	408	464

Telecommunications and postage	161	186	164	(13)	(2)	510	532

Administration	157	172	189	(9)	(17)	469	540

Marketing and public relations	91	77	44	18	107	217	174

Travel and entertainment	113	121	84	(7)	35	332	299

Professional fees	186	182	176	2	6	522	613

Outsourcing of IT and other services	268	260	190	3	41	744	633

Other	211	183	13	15		526	356

Total general and administrative expenses	1,634	1,638	1,367	0	20	4,691	4,702

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.9.10	30.6.10	30.9.09	2Q10	3Q09	30.9.10	30.9.09

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,664	2,005	(564)	(17)		5,871	(3,941)

from continuing operations	1,664	2,005	(564)	(17)		5,871	(3,949)

from discontinued operations	0	0	0			1	8

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,664	2,005	(564)	(17)		5,871	(3,941)

Less: (profit) / loss on equity derivative contracts	0	(8)	(3)	100	100	(1)	(5)

Net profit attributable to UBS shareholders for diluted EPS	1,664	1,997	(567)	(17)		5,870	(3,946)

from continuing operations	1,664	1,997	(567)	(17)		5,870	(3,954)

from discontinued operations	0	0	0			1	8

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,794,209,156	3,792,345,213	3,792,925,123	0	0	3,788,019,682	3,616,979,346

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	52,610,040	52,732,447	487,449	0		45,079,119	583,656

Weighted average shares outstanding for diluted EPS	3,846,819,196	3,845,077,660	3,793,412,572	0	1	3,833,098,801	3,617,563,002

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	0	23,579,883		(100)	0	18,882,854

Earnings per share (CHF)

Basic	0.44	0.53	(0.15)	(17)		1.55	(1.09)

from continuing operations	0.44	0.53	(0.15)	(17)		1.55	(1.09)

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Diluted	0.43	0.52	(0.15)	(17)		1.53	(1.09)

from continuing operations	0.43	0.52	(0.15)	(17)		1.53	(1.09)

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Shares outstanding

Ordinary shares issued	3,830,809,437	3,830,805,268	3,558,104,265	0	8

Treasury shares	34,659,968	38,372,475	37,167,166	(10)	(7)

Shares outstanding	3,796,149,469	3,792,432,793	3,520,937,099	0	8

Mandatory convertible notes and exchangeable shares[2]	580,261	605,827	273,300,413	(4)	(100)

Shares outstanding for EPS	3,796,729,730	3,793,038,620	3,794,237,512	0	0

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 263,713,645; 279,710,549 and 289,633,416 for the quarters ended 30 September 2010, 30 June 2010 and 30 September 2009, respectively, and 262,381,139 and 289,527,958 for year-to-date 30 September 2010 and 30 September 2009, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for the quarters ended 30 September 2010, 30 June 2010 and 30 September 2009 and for year-to-date 30 September 2010 and 30 September 2009, but could potentially dilute earnings per share in the future.   2 30 September 2009 number includes 272,651,005 shares for the mandatory convertible notes issued in March 2008. All other numbers are related to exchangeable shares.

Financial information

Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 825 million in the third quarter. This reflects the write-up of deferred tax assets of CHF 882 million for US tax losses incurred in previous years, based on updated profit forecast assumptions over a five-year time horizon used for recognition purposes. This was partially offset by a deferred tax expense of CHF 272 million reflected in the income statement, which related to Swiss tax losses incurred in previous years of a non-equity nature (net of a Swiss deferred tax assets revaluation benefit). Tax benefits of CHF

246 million also arose from the agreement of prior year positions with tax authorities in various locations. Tax expenses of CHF 31 million were incurred in other locations.

In addition, a deferred tax benefit of CHF 439 million was recognized directly in equity for the increased recognition of Swiss tax losses incurred in previous years, which are of an equity nature for IFRS accounting purposes (mainly losses on Treasury shares). The increased recognition of these losses is also based on updated profit forecast assumptions.

Note 10 Trading portfolio

CHF million	30.9.10	30.6.10	31.12.09

Trading portfolio assets

Debt instruments

Government and government agencies	85,684	72,470	81,309

Banks	33,434	26,641	15,024

Corporates and other	38,226	37,912	39,902

Total debt instruments	157,344	137,023	136,234

Equity instruments	52,959	49,687	57,541

Precious metals and other commodities	17,081	18,779	16,864

Financial assets for unit-linked investment contracts	18,927	18,653	21,619

Total trading portfolio assets	246,312	224,142	232,258

Trading portfolio liabilities

Debt instruments

Government and government agencies	34,505	31,417	26,306

Banks	2,678	2,795	3,472

Corporates and other	4,648	4,919	5,447

Total debt instruments	41,831	39,132	35,226

Equity instruments	16,182	17,137	12,243

Total trading portfolio liabilities	58,013	56,269	47,469

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter-end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.10				30.6.10
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	104.4	72.3	9.4	186.1	95.1	66.7	9.7	171.5

Trading portfolio assets pledged as collateral	34.3	24.7	1.3	60.3	31.3	19.9	1.5	52.6

Positive replacement values	4.0	497.0	16.4	517.4	4.6	480.9	18.6	504.2

Financial assets designated at fair value	0.8	7.6	0.5	8.9	0.8	8.8	0.5	10.0

Financial investments available-for-sale	64.2	9.5	1.1	74.8	62.1	8.2	1.5	71.7

Total assets	207.6	611.0	28.7	847.4	193.9	584.5	31.7	810.1

Trading portfolio liabilities	45.0	12.7	0.3	58.0	42.1	13.8	0.3	56.3

Negative replacement values	3.9	481.9	13.8	499.6	4.2	477.8	15.1	497.1

Financial liabilities designated at fair value	0.0	92.6	14.2	106.9	0.0	93.0	11.7	104.7

Total liabilities	48.8	587.3	28.3	664.5	46.3	584.6	27.2	658.0

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as host contracts, are excluded from this table.

Movements of level 3 instruments
	Trading portfolio assets	Derivative		Financial liabilities
	(including pledged as collateral)	instruments		designated at fair value
CHF billion		Positive replacement values	Negative replacement values

Balance at 31 March 2010	12.2	22.0	17.1	12.7

Gains / losses included in the income statement	0.2	0.2	0.1	(0.3)

Purchases, sales, issuances and settlements	0.2	(2.8)	(1.1)	(0.1)

Purchases and issuances	1.2	1.0	1.2	0.6

Sales and settlements	(1.0)	(3.8)	(2.3)	(0.7)

Transfers into and / or out of level 3	(1.5)	(1.3)	(1.6)	(0.9)

Transfers into level 3	2.1	0.9	0.8	0.4

Transfers out of level 3	(3.6)	(2.2)	(2.4)	(1.3)

FX translation	0.1	0.5	0.6	0.3

Balance at 30 June 2010	11.2	18.6	15.1	11.7

Gains / losses included in the income statement	0.2	(0.4)	(0.7)	0.6

Purchases, sales, issuances and settlements	(0.1)	(1.3)	(0.8)	0.7

Purchases and issuances	1.6	1.0	0.3	1.7

Sales and settlements	(1.7)	(2.3)	(1.1)	(1.0)

Transfers into and / or out of level 3	(0.1)	0.3	0.8	1.9

Transfers into level 3	1.5	1.5	1.9	2.6

Transfers out of level 3	(1.6)	(1.2)	(1.1)	(0.7)

FX translation	(0.5)	(0.8)	(0.6)	(0.7)

Balance at 30 September 2010	10.7	16.4	13.8	14.2

Financial information

Note 11 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 30 September 2010, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes;
–	instruments linked to the US sub-prime residential and US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS);
–	equity-linked notes issued by UBS.

Trading portfolio assets

Trading portfolio assets transferred into and out of level 3 amounted to CHF 1.5 billion and CHF 1.6 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.5 billion of corporate bonds, CHF 0.3 billion of asset-backed securities bonds, CHF 0.3 billion of illiquid equity positions and CHF 0.1 billion of US real estate positions as no independent price sources could be found to verify fair values. Transfers out of level 3 were comprised primarily of CHF 0.7 billion of corporate bonds, CHF 0.4 billion of CLO and CHF 0.2 billion of Asian real estate positions as independent price sources were available and used to verify fair values.
Level 3 trading assets purchased were CHF 1.6 billion which included CHF 0.4 billion of lending related products, CHF 0.4 billion of asset-backed securities bonds, CHF 0.1 billion of US real estate positions, CHF 0.1 billion of equities positions, CHF 0.1 billion of corporate bonds, CHF 0.2 billion of European real estate positions.
Sales and settlements of level 3 trading asset amounted to CHF 1.7 billion which included CHF 0.7 billion of US real estate positions, CHF 0.4 billion of corporate bonds and CHF 0.3 billion of lending related products.

Derivative instruments

Derivative instruments transferred into level 3 included positive replacement values of CHF 1.5 billion and negative replacement values of CHF 1.9 billion. Transfers out of level 3 instruments included positive replacement values of CHF 1.2 billion and negative replacement values of CHF 1.1 billion.
Transfers into level 3 positive replacement values were comprised primarily of CHF 0.7 billion of structured credit bespoke CDO positions due to a sub-set of our portfolio being less comparable with available independent market data for correlation, CHF 0.3 billion of distressed corporate CDS as credit curves and recovery rates could not be independently verified and CHF 0.3 billion of subprime RMBS CDS as reliability of independent market data decreased. Transfers into level 3 negative replacement values were comprised primarily of CHF 1.0 billion of structured credit bespoke CDO positions, CHF 0.3 billion of subprime RMBS CDS,

CHF 0.2 billion of corporate CDS and CHF 0.2 billion of structured rates positions as volatility could not be independently verified.

Transfers out of level 3 positive replacement values included CHF 0.6 billion of structured credit bespoke CDO positions due to a sub-set of our portfolio being more comparable with available independent market data for correlation, CHF 0.2 billion of corporate bond CDS where credit spreads and recovery rates could be independently verified, CHF 0.2 billion of subprime RMBS CDS as reliability of independent market data increased and CHF 0.2 billion of equity options as volatility could be independently verified as positions moved closer to maturity. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.3 billion structured credit bespoke CDO positions, CHF 0.2 billion of equity options, CHF 0.2 billion of corporate bond CDS and CHF 0.2 billion of structured rates trades.
Net issuances and purchases of level 3 positive replacement values were CHF 1.0 billion which included CHF 0.7 billion of structured credit bespoke CDO positions and 0.2 billion of corporate CDS. Net issuances and purchases of level 3 negative replacement values were CHF 0.3 billion, which included CHF 0.2 billion of structured credit bespoke CDO positions.
Net sales and settlements of level 3 positive replacement values were CHF 2.3 billion which consisted primarily of CHF 1.3 billion of structured credit bespoke CDO positions, CHF 0.2 billion of structured credit CDS positions, CHF 0.2 billion of corporate bond CDS and CHF 0.2 billion of asset backed CDS. Net sales and settlements of level 3 negative replacement values were CHF 1.1 billion consisted of CHF 0.6 billion of structured credit bespoke CDO positions and CHF 0.3 billion of an auction rate security forward purchase agreement as the commitment was largely closed out.

Financial liabilities designated at fair value

Net issuances of level 3 financial liabilities designated at fair value were CHF 1.7 billion, consisting primarily of CHF 1.0 billion of equity-linked notes and CHF 0.4 billion of credit-linked notes. Net settlements of level 3 financial liabilities designated at fair value were CHF 1.0 billion, consisting primarily of CHF 0.9 billion of equity-linked notes.
Transfers of financial liabilities designated at fair value into level 3 were CHF 2.6 billion, consisting primarily of CHF 1.0 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could not be independently verified, CHF 0.6 billion of credit-linked notes where the embedded call option could not be independently verified, and CHF 0.5 billion of equity-linked notes where the volatility of the embedded equity option could not be independently verified.
Transfers of financial liabilities designated at fair value out of level 3 were CHF 0.7 billion, consisting primarily of CHF 0.3 billion credit-linked notes where the embedded CDS credit curve and recovery rates were independently verified, and CHF 0.3 billion structured rate-linked notes where the volatility of the embedded option was independently verified.

Note 11 Fair value of financial instruments (continued)

b) Valuation and sensitivity information

Own credit of financial liabilities designated at fair value

The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.
Own credit changes are calculated based on an asset and liability management revaluation curve (ALMRC) which provides a single level of discounting for funded instruments within UBS. The ALMRC is used by UBS’s Investment Bank to value uncollateralized and partially collateralized funding transactions designated at fair value and is set by reference to the level at which newly issued UBS medium term notes (MTNs) are priced. The ALMRC is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTNs. The own credit results for “Financial liabilities designated at fair value” (predominantly issued structured products) were as follows:

Own credit on financial liabilities designated at fair value
	As of or for the period ended
CHF million	30.9.10	30.6.10	30.9.09

Total gain / (loss) for the quarter ended	(387)	595	(1,436)

of which: credit spread related only	(649)	649	(1,339)

Total gain / (loss) year-to-date	(39)	348	(1,999)

Life-to-date gain	753	1,218	1,396

Amounts for the quarter represent the change in own credit of financial instruments designated at fair value during the quarter, whereas year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties or, in the case of the life-to-date amount, changes in foreign exchange rates or changes in other factors relevant to the instruments.

Valuation and sensitivity information by instrument category

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information for certain significant instrument categories that are excluded from management Value-at-Risk as disclosed in the “Risk and treasury management” section of this report is provided.

Credit valuation adjustments on monoline credit protection

UBS previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), transactions with collateralized loan obligations (CLO), and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.
To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. At 30 September 2010, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 52 million (CHF 51 million).
The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 10 million (CHF 10 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes (US RLN)

The US reference-linked notes (US RLN) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The ref-

Financial information

Note 11 Fair value of financial instruments (continued)

erenced assets are comprised of USD asset-backed securities (ABS) (primarily commercial mortgage-backed securities and subprime residential mortgage-backed securities) and / or corporate bonds and loans across all rating categories. The credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

On 30 September 2010, the fair value of the US RLN credit protection was approximately USD 817 million (CHF 801 million; 30 June 2010: USD 867 million or CHF 934 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 37 million (CHF 36 million) on 30 September 2010 (USD 41 million or CHF 44 million on 30 June 2010). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes (Non-US RLN)

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US reference-linked note (non-US RLN) credit protection as to the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names.

On 30 September 2010, the fair value of the non-US RLN credit protection was approximately USD 688 million (CHF 674 million; 30 June 2010: USD 737 million or CHF 794 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 88 million (CHF 87 million) on 30 September 2010 (USD 92 million or CHF 99 million on 30 June 2010). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (Positive replacement values) with changes to fair value recognized in profit and loss. On 30 September 2010, the fair value of UBS’s call option was approximately USD 1,750 million (CHF 1,719 million; 30 June 2010: USD 1,460 million or CHF 1,573 million).
The model incorporates cash flow projections for all assets within the fund across various scenarios and is calibrated to market levels by setting the spread above one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 30 September 2010, this adjustment was USD 235 million (CHF 231 million; 30 June 2010: USD 268 million or CHF 289 million).
On 30 September 2010, a 100 basis point increase in the discount rate would have decreased the option value by approximately USD 159 million (CHF 156 million) and a 100 basis point decrease would have increased the option value by approximately USD 176 million (CHF 172 million).

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	30.9.10	30.6.10	30.9.09

Balance at the beginning of the period	578	596	620

Deferred profit / (loss) on new transactions	82	50	50

Recognized (profit) / loss in the income statement	(71)	(80)	(58)

Foreign currency translation	(46)	12	(27)

Balance at the end of the period	543	578	585

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets” to

“Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	30.9.10	30.6.10	31.12.09

Carrying value	13.3	15.1	19.9

Fair value	13.1	14.7	19.0

Pro-forma fair value gain / (loss)	(0.2)	(0.4)	(0.9)

In third quarter 2010, carrying values and pro-forma fair values decreased by CHF 1.8 billion and CHF 1.6 billion respectively. The vast majority of the decreases relates to sales and the strengthening of the Swiss franc against the US dollar.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
	30.9.10
				Ratio of carrying to
CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	5.6	4.7	5.0	89%

Monoline protected assets	6.5	5.6	5.6	87%

Leveraged finance	0.6	0.5	0.4	75%

CMBS / CRE (excluding interest-only strips)	0.5	0.4	0.5	86%

US reference linked notes	0.8	0.7	0.6	83%

Other assets	1.0	0.8	0.8	84%

Total (excluding CMBS interest-only strips)	15.0	12.7	12.9	87%

CMBS interest-only strips		0.4	0.4

Total reclassified assets	15.0	13.1	13.3

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF billion	30.9.10	30.6.10	30.9.10

Net interest income	0.1	0.1	0.4

Credit loss (expense) / recovery	0.0	(0.1)	0.0

Other income[1]	0.0	0.1	0.1

Impact on operating profit before tax	0.1	0.1	0.5

1 Includes net gains on the disposal of reclassified assets.

Financial information

Note 13 Derivative instruments

	30.9.10
		Notional values		Notional values	Other
	Positive	related to positive	Negative	related to negative	notional
CHF billion	replacement values	replacement values	replacement values	replacement values	values[2]

Derivative instruments

Interest rate contracts	287	10,812	267	10,878	14,044

Credit derivative contracts	61	1,264	56	1,222	0

Foreign exchange contracts	138	3,800	142	3,600	13

Equity / index contracts	26	358	30	360	12

Commodity contracts, including precious metals contracts	5	43	5	36	33

Total, based on IFRS netting[1]	517	16,276	500	16,097	14,103

Replacement value netting, based on capital adequacy rules	(392)		(392)

Cash collateral netting	(50)		(31)

Total, based on capital adequacy netting[3]	75	16,276	77	16,097	14,103

	30.6.10
		Notional values		Notional values	Other
	Positive	related to positive	Negative	related to negative	notional
CHF billion	replacement values	replacement values	replacement values	replacement values	values[2]

Derivative instruments

Interest rate contracts	266	11,041	251	11,112	14,905

Credit derivative contracts	73	1,327	67	1,259	0

Foreign exchange contracts	131	3,701	142	3,676	7

Equity / index contracts	28	357	31	322	20

Commodity contracts, including precious metals contracts	5	45	5	42	31

Total, based on IFRS netting[1]	504	16,471	497	16,410	14,964

Replacement value netting, based on capital adequacy rules	(381)		(381)

Cash collateral netting	(47)		(34)

Total, based on capital adequacy netting[3]	76	16,471	82	16,410	14,964

	31.12.09
		Notional values		Notional values	Other
	Positive	related to positive	Negative	related to negative	notional
CHF billion	replacement values	replacement values	replacement values	replacement values	values[2]

Derivative instruments

Interest rate contracts	215	9,001	204	8,705	16,519

Credit derivative contracts	79	1,270	71	1,221	0

Foreign exchange contracts	97	3,344	101	3,174	2

Equity / index contracts	25	226	29	242	15

Commodity contracts, including precious metals contracts	6	43	6	41	28

Total, based on IFRS netting[1]	422	13,884	410	13,383	16,564

Replacement value netting, based on capital adequacy rules	(313)		(313)

Cash collateral netting	(37)		(33)

Total, based on capital adequacy netting[3]	71	13,884	64	13,383	16,564

1 Replacement values based on IFRS netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of UBS’s Annual Report 2009.   2 Receivables resulting from these derivatives are recognized on UBS’s balance sheet under due from banks and loans: CHF 0.7 billion (30 September 2010) and CHF 1.1 billion (30 June 2010). Payables resulting from these derivatives are recognized on UBS’s balance sheet under due to banks and customers: CHF 2.0 billion (30 September 2010) and CHF 1.5 billion (30 June 2010).   3 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Note 14 Provisions

CHF million	30.9.10	30.6.10	31.12.09

Operational risks[1]	65	80	82

Litigation[2]	448	783	1,028

Restructuring	348	430	488

Other[3]	614	658	713

Total	1,476	1,951	2,311

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risk.   3 Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leaves) and other items.

Note 15 Litigation and regulatory matters

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

   Certain potentially significant legal proceedings as of 30 September 2010 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the Antitrust Division of the Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS in connection with the bidding of various financial instruments associated with municipal securities. The discussions with the SEC and the DOJ are ongoing.
b)	Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division
whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARSs and disclosures. During the third quarter, a claimant alleging consequential damages from the illiquidity of ARS was awarded a judgment of approximately USD 80 million by an arbitration panel. UBS has booked a provision of CHF 78 million relating to the case, and has moved in state court to vacate the award.
c)	US Cross-Border: UBS has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000–2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC, relating to these investigations. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS would be deferred for a period of at least 18 months, subject to extension in certain circumstances. The DPA provides that, if UBS satisfies all of its obligations thereunder, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS reached a consent agreement with the SEC on the same date. On 15 September 2010, the independent consultant appointed pursuant to the DPA and SEC Consent Order to review UBS’s compliance with its exit-related obligations submitted its final report to both the DOJ and the SEC, finding that UBS has substantially complied in all material respects with these obligations under these settlements. Because UBS has fully complied with its commitments under the DPA, the US DOJ has moved to dismiss all of the previously filed charges that had been deferred under the DPA.

Financial information

Note 15 Litigation and regulatory matters (continued)

On 19 August 2009, UBS executed a settlement agreement with the US Internal Revenue Service (IRS) and the DOJ, to resolve the previously reported enforcement action relating to the “John Doe” summons served on UBS in July 2008 (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Government Agreement), providing that the Swiss Federal Tax Administration (SFTA) process a request for administrative assistance under the Swiss-US Double Taxation Treaty related to an estimated number of approximately 4,450 accounts held by US taxpayers. Because UBS complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by the end of 2009, the IRS withdrew the “John Doe” summons with prejudice as to all accounts not covered by the treaty request. In March 2010, the Swiss and US governments signed a protocol amending the Swiss-US Government Agreement, and the agreement, as amended by the protocol, was approved by the Swiss Parliament on 17 June 2010. In August 2010, the IRS withdrew with prejudice the Notice of Default it had served on UBS in May 2008 with respect to the Qualified Intermediary Agreement between UBS and the IRS. In recognition of the Swiss Government’s commitment to a fixed delivery schedule for the remaining US accounts under the Swiss-US Government Agreement, the IRS has confirmed that it will withdraw with prejudice the remaining portion of the John Doe summons on November 15, 2010. This will be the final step to complete the formal, comprehensive resolution of the matter.
d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests strictly within the limits of financial privacy obligations under Swiss and other applicable laws.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, and contractual obligations, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Com-
mission (FCIC), the New York Attorney General, and the US Department of Justice, regarding some of these issues and others, including: the role of internal control units; the risk control, valuation, structuring and marketing of mortgage-related instruments; and compliance with public disclosure rules. UBS also has been named in class action litigation and numerous individual customer arbitrations, and is responding to state regulators and FINRA regarding its sale of Lehman-issued structured products which lost substantial value following Lehman’s bankruptcy in September 2008.
f)	Claims Related to Sales of Mortgages and RMBS: From 2002 through about 2007, UBS was a substantial issuer of US residential mortgage-backed securities (RMBS) and a purchaser and seller of US residential mortgages. UBS was also a substantial underwriter of RMBS, but was not a significant originator of US residential loans. When UBS acted as issuer or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of such representations, UBS was in most cases contractually obligated to repurchase such loans or to indemnify certain parties against losses. UBS has been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle them to the repurchase of loans or other relief. UBS has received relatively few repurchase demands and has repurchased only a small fraction of the underlying loans. In the period from 2006 through 2009, UBS received demands to repurchase loans having an original principal balance of approximately USD 346 million in the aggregate. Of that principal balance of USD 346 million: UBS has repurchased loans accounting for about 3%; claims accounting for about 44% were rescinded after rebuttal by UBS; claims accounting for about 9% were rebutted by UBS but are the subject of ongoing litigation; and UBS continues to review claims accounting for about 44%. In 2010, mostly in the third quarter, UBS has received demands to repurchase additional loans having an original principal balance of approximately USD 324 million. UBS is reviewing these claims, but anticipates that the majority of the underlying loans will not be required to be repurchased. UBS has established a provision based on its best estimate of the loss arising from the unresolved loan repurchase demands received to date. In certain instances, UBS will be able to assert claims against third parties who provided representations to UBS when selling loans to it. We cannot estimate the level of future repurchase demands, and do not know whether UBS’s past success rate in rebutting such demands will be a good predictor of future success. UBS has also been named as a defendant in a number of lawsuits relating to its role as underwriter and issuer of RMBS, as generally referred to in paragraph (e) of this Note. Most of these lawsuits are in their early stages.
g)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed in the United States District Court for the

Note 15 Litigation and regulatory matters (continued)

Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. Defendants have moved to dismiss the ERISA complaint for failure to state a claim.
h)	Madoff: In relation to the Madoff investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. On 17 December 2009, a claim in the amount of approximately EUR 890 million was filed on behalf of the larger of the two Luxembourg funds by the liquidators of that fund against 15 defendants, including UBS entities, Access Management Luxembourg SA, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A claim in the amount of approximately EUR 305 million on behalf of the smaller of the two funds was filed by the liquidators of that fund on 22 March 2010 against 11 defendants including UBS entities, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg. On 4 March 2010 the Luxembourg court held, based on a sample of test cases, that the claims brought by the alleged underlying beneficiaries against UBS and other entities are inadmissible and that the appropriate claimant is the fund itself, as represented by the liquidators. Appeals have been filed against the decision of the court. A date for the hearing of these appeals has not yet been set. In addition, certain clients of UBS in Germany are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. Furthermore, the US trustee for the liquidation of BMIS is approaching various parties (including UBS entities, the liquidators and others) seeking to collect information in relation to funds with Madoff-related positions.
i)	Transactions with City of Milan and Other Italian Public Sector Entities: In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. UBS is vigorously defending the claim. A separate proceeding is also pending before the Italian Court of Cassation for assessing the jurisdiction of Italian courts in relation to the claims brought by the City of Milan in these civil proceedings. In addition, two current and one former UBS employees, together with employees from three other international banks and a former officer of the City and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud”, in relation to the issue of the bond, led by the four banks, for the City of Milan in 2005 and the execution, and subsequent restructuring, of certain related derivative transactions. UBS Limited and the other international banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees (the “Law 231 Charges”). The primary allegation is that the banks, through the actions of their employees, fraudulently obtained hidden and / or illegal profits by entering into the derivative contracts with the City of Milan. The City has also recently filed damages claims in the criminal proceedings against the UBS individuals and UBS Limited itself as defendant in respect of the Law 231 Charges.
There are also ongoing investigations and proceedings involving UBS and other banks in relation to transactions entered into with other Italian public entities (cities and regions). These are at an earlier stage than the Milan proceedings.

Financial information

Note 15 Litigation and regulatory matters (continued)

j)	Kommunale Wasserwerke Leipzig GmbH (KWL): In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS on 18 October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. On 15 October 2010, the English court dismissed an application by KWL contesting its jurisdiction, and ruled that it has jurisdiction and will hear the proceedings. A timetable for the next steps in the proceedings is yet to be set. On 18 October 2010, UBS issued a further claim against KWL in the English court seeking declarations concerning the validity of UBS’s early termination on that date of the remaining CDS with KWL. In March 2010, KWL issued proceedings in Leipzig, Germany against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. UBS is contesting the claims and has also contested the jurisdiction of the Leipzig court. The Leipzig court indicated in August 2010 that, based on the factual assertions made to date, it considered that it did not have jurisdiction over KWL’s claim. Subsequently, KWL has made a further submission making additional allegations including fraudulent collusion by UBS employees. The final decision of the Leipzig court in respect of its jurisdiction is awaited. The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The aggregate amount that UBS contends is outstanding under those transactions is approximately USD 189 million.

Note 16 Commitments

The table below shows the maximum amount of commitments.

	30.9.10			30.6.10			31.12.09
		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	9,355	(352)	9,003	10,049	(405)	9,644	11,180	(222)	10,958

Performance guarantees and similar instruments	3,380	(554)	2,827	3,410	(554)	2,856	3,484	(582)	2,902

Documentary credits	3,648	(245)	3,403	4,132	(332)	3,800	2,406	(288)	2,117

Total commitments	16,384	(1,151)	15,233	17,591	(1,292)	16,300	17,070	(1,092)	15,977

Undrawn irrevocable credit facilities	64,931	(1,343)	63,588	61,339	(1,430)	59,909	59,328	(1,793)	57,534

Note 17 Events after the reporting period

On 17 August 2010, UBS exercised an early call option on preferred securities of USD 1.5 billion. The redemption took place on 1 October 2010. Additionally, a floating rate subordinated bond of EUR 1.2 billion outstanding nominal was called on 18 October 2010 and will be redeemed on 17 November 2010.

Note 18 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			For the quarter ended			Year-to-date
	30.9.10	30.6.10	30.9.09	30.9.10	30.6.10	30.9.09	30.9.10	30.9.09

1 USD	0.98	1.08	1.04	1.01	1.10	1.06	1.06	1.10

1 EUR	1.34	1.32	1.52	1.33	1.40	1.52	1.40	1.51

1 GBP	1.54	1.61	1.66	1.61	1.65	1.80	1.63	1.71

100 JPY	1.18	1.22	1.16	1.19	1.20	1.14	1.18	1.16

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	30.9.10	30.6.10	30.9.09	30.6.10	30.9.09

Share price (CHF)	16.68	14.46	18.97	15	(12)

Market capitalization (CHF million)[1]	63,898	55,393	67,497	15	(5)

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares as of 30 September 2009 do not reflect the 272.7 million shares issued through the conversion of mandatory convertible notes issued in March 2008 and converted in March 2010. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly summary from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides an update on our strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Print & Publications, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation can be downloaded at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (5) other changes and possible prospective changes (announced or unannounced) in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: October 26, 2010